UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 7, 2013

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

 Enclosure:  STMicroelectronics N.V.’s Third Quarter and Nine Months Ended September 28, 2013:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months and nine months ended September 28, 2013; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months and nine months ended September 28, 2013 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2012 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 4, 2013 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”.  Our actual results may differ significantly from those projected in the forward-looking statements.  For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.  Key Information—Risk Factors” included in the Form 20-F.  We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows.  Our MD&A is organized as follows:

•
Critical Accounting Policies using Significant Estimates, which we believe are most important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months and nine months ended September 28, 2013 designed to provide context for the other sections of the MD&A.

•	Business Outlook, our expectations for selected financial items for the fourth quarter of 2013.

•	Other Developments in the Third Quarter 2013, general information about our activities.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months and nine months ended September 28, 2013, as well as segment information.

•	Legal Proceedings, describing the status of open legal proceedings.

•	Related Party Transactions, disclosing transactions with related parties.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our Balance Sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions.  The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims and recognition and measurement of loss contingencies;

•
valuation at fair value of assets acquired/sold in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities;

•
annual and trigger-based impairment review of our goodwill, intangible and tangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale;

•	assessment of credit losses and other-than-temporary impairment charges on financial assets, including equity investments;

•	restructuring charges and other related exit costs;

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;

•	assumptions used in calculating pension obligations; and

•
determination of the tax rate estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and assessment of provisions for uncertain tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.  While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates.  To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, until the end of August 2013, we fully consolidated ST-Ericsson SA and related affiliates (“JVS”), which was owned 50% plus a controlling share by us.  Following the transfer of one share to Ericsson and the new shareholder agreement, we ceased to hold control and to consolidate JVS and started to account for it under the net equity method as of September 1, 2013. The other joint venture, focused on fundamental R&D activities, whose parent company is ST-Ericsson AT SA (“JVD”), was owned 50% plus a controlling share by Ericsson and was therefore accounted for by us under the equity method until its sale to Ericsson on August 2, 2013.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition.  Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met:  (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured.  Our revenue recognition usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices.  We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales.  This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor adjusted, if required, to accommodate for a significant change in the current market price.  We record the accrued amounts as a deduction of revenue at the time of our sale to distributors.  The ultimate decision to authorize a distributor refund remains fully within our control.  The short outstanding inventory time period, our visibility into the standard inventory product pricing and our long distributor pricing history, have enabled us to reliably estimate price protection provisions at period end.  If market conditions differ from our assumptions, this could have an impact on future periods.  In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons.  Our standard terms and conditions of sale provide that if we determine that products do not conform, we will repair or replace them, or issue a credit note or rebate of the purchase price.  In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship.  Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing.  We provide for such returns when they are considered probable and can be reasonably estimated.  We record the accrued amounts as a reduction of revenue.

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products.  We carry limited insurance against immaterial, non-consequential damages.  We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Any potential warranty claims are subject to our determination that we are at fault for damages, and that such claims usually must be submitted within a short period following the date of sale.  This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law.  Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments.  We base our estimates on historical collection trends and record a provision accordingly.  Furthermore, we evaluate our customers’ financial condition periodically and record a provision for any specific account we consider as doubtful. In the third quarter of 2013, we did not record any new material specific provision related to bankrupt customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments.  In such cases, following the guidance related to revenue recognition, the arrangement is allocated to the different elements based on vendor-specific objective evidence, third party evidence or our best estimates of the selling price of the separable deliverables.

Business combinations and goodwill.  The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed.  If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.  At September 28, 2013, the value of goodwill in our Balance Sheets amounted to $99 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists.  Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available, after performing a qualitative assessment to determine whether an impairment test is necessary, in cases when we have chosen such option.  This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess.  In determining the fair value of a reporting unit, we use the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit.  Significant management judgments and estimates are used in forecasting the future discounted cash flows, including:  the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.  Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill on each of the following reporting units containing goodwill during the third quarter of 2013. The table below presents the results of our annual impairment test:

Reporting Unit	% estimated fair value exceeds carrying value
AMS	556
DCG	*
MMS	640

*Estimated fair value below carrying value

Based upon the first step of the goodwill impairment test, no impairment was recorded for the AMS and MMS reporting units since the fair value of the reporting units exceeded their carrying values.  However, we were required, based upon step one, to conduct the second step of the impairment test for the DCG reporting unit whose estimated fair value was lower than its carrying value.  Before performing the second step of the goodwill impairment test, we tested for impairment the dedicated long-lived assets of DCG. The result was that all dedicated intangible assets, amounting to $18 million, were fully impaired due to the negative cash flow projected over their remaining useful life. Regarding the tangible fixed assets, their fair value was essentially equal to their carrying value. The second step of the goodwill impairment test was performed which requires a determination of the implied fair value of goodwill in a manner similar to a purchase price allocation exercise, and therefore to determine the fair value of all assets and liabilities of the DCG reporting unit. These fair values are considered only to determine the impairment charge but are not booked. No other unrecorded intangible assets have been identified and the implied fair value of goodwill is nil leading to an impairment charge for the third quarter of 2013 of $38 million. In summary, as a result of our impairment test in the third quarter of 2013, we recorded a non-cash impairment of $18 million relating to the dedicated intangible assets of the DCG reporting unit and a non-cash impairment of $38 million relating to the remaining goodwill of the DCG reporting unit.

Intangible assets subject to amortization.  Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software.  Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life.  We evaluate each reporting period whether there is reason to suspect that intangible assets held for use might not be recoverable.  If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  An impairment charge is recognized for the excess of the carrying amount over the fair value.  Significant management judgments and estimates are required to forecast undiscounted cash flows associated with the intangible assets.  Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations.  They are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

As noted above, following our annual impairment test of goodwill, we recorded an impairment charge of $18 million in the third quarter of 2013 for the intangible assets dedicated to the DCG reporting unit.

We will continue to monitor the carrying value of our assets.  If market conditions deteriorate, this could result in future non-cash impairment charges against earnings.  Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the one underlying the carrying amount.

At September 28, 2013, the value of intangible assets subject to amortization in our Balance Sheets amounted to $218 million.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.  We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life is estimated to be ten years.  This estimate is based on our experience using the equipment over time.  Depreciation expense is a major element of our manufacturing cost structure.  We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each reporting period if there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan.  If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  We also evaluate and adjust, if appropriate, the assets’ useful lives at each Balance Sheet date or when impairment indicators are identified.  Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated.  Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

In the third quarter of 2013 we recorded an impairment charge of $29 million on property, plant and equipment following the decision to shut down our 6’’ fab in Ang Mo Kio (AMKJ9 Singapore) and an impairment charge of $4 million on property, plant and equipment related to ST-Ericsson assets following our exit from the ST-Ericsson joint venture.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business.  These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications.  If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.

Inventory.  Inventory is stated at the lower of cost or market value.  Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance.  In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity.  These costs are not included in the valuation of inventory but are charged directly to cost of sales.  Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.  As required, we evaluate inventory acquired in business combinations at fair value, less completion and distribution costs and related margin.

While we perform, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality.  Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans.  To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could record additional inventory provisions, which would have a negative impact on our gross margin.

At September 28, 2013, the value of inventory in our Balance Sheets amounted to $1,316 million.

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities.  We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated.  Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken.  This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations.  As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis.  If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded.  The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition.  In the third quarter of 2013, the restructuring charges and other related closure costs amounted to $29 million before taxes, mainly in connection with our ongoing initiative to reduce quarterly net operating expenses, comprised of combined selling, general and administrative and research and development expenses, including R&D grants, to the $600 to $650 million range.

ST-Ericsson break-up.  Pursuant to the memorandum of understanding with Ericsson, which described the principles for the break up and wind-down of the ST-Ericsson joint venture, ST-Ericsson activities were split into three main parts.  The first part included the design, development and related expenses associated with the R&D costs for the LTE multimode thin modem products, which since March 2, 2013, has been fully funded by Ericsson.  The second part related to the ST-Ericsson business on existing products, French and Italian employees and the Calamba and Muar facilities, which have been, since March 2, 2013, fully accounted for in our accounts with no attribution to non-controlling interest in our Consolidated Statement of Income.  The third part was related to the wind-down activities remaining at ST-Ericsson, equally funded by both parties.

On July 17, 2013, we and Ericsson signed a Definitive Framework Agreement in line with the principles described above, which established the split of ST-Ericsson’s activities between ST and Ericsson, the form of the transfers, the allocation of intangibles, the allocation of intellectual property, the assumption of liabilities, the principle of a balanced break up applied through equal cash funding at closing and the tail payment by Ericsson to ST for an onward sale by Ericsson of the LTE multimode thin modem business.  In addition, we and Ericsson also signed funding commitment letters to the residual joint wind-down operations to ensure solvency capped at $149 million for each partner.

On August 2, 2013, the transaction closed and various activities were transferred to the respective parents, including the sale of our shares in ST-Ericsson JVD, and the sale by ST-Ericsson JVS of its Swedish subsidiary, in each case, to Ericsson.

At the beginning of September 2013, we sold one share of ST-Ericsson JVS to Ericsson for its nominal value and signed the new shareholder agreement, changing the ownership structure of ST-Ericsson JVS to bring both partners to an equal ownership proportion.  As a consequence, we determined that while we no longer have control over the entity, we retain a significant influence and account for it under the equity method.

As a result of the foregoing, the ST-Ericsson break-up was completed during the third quarter of 2013.

Share-based compensation.  We measure the cost of share-based service awards based on the fair value of the award on the grant date.  This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting.  In 2013, our share-based compensation plan awarded shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances.  In 2013, approximately one-half of the shares awarded were contingent on the achievement of certain performance conditions. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performances compared to our financial results, and our best estimates of award forfeitures and employees’ service periods.  Our assumptions related to industry performance are generally taken with a one quarter lag in line with the availability of market information.  In the third quarter of 2013, we recorded a total charge of approximately $7 million relating to our outstanding stock award plans.

Income (loss) on Equity method Investments.  We record our share in the results of entities that we account for under the equity method.  This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results.  In case of triggering events, such as continuing difficult market conditions, which could lead to continued operating losses and negative cash flow, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other than temporarily impaired.  If impairment is considered to be other than temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment.  We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.  In the third quarter of 2013, we recognized a loss of approximately $5 million related to our equity investment in MicroOLED SAS, primarily corresponding to the impairment of our remaining investment.  In addition, we recognized a loss of $3 million related to other investments, including our share of the losses in ST-Ericsson JVS, which has been accounted for under the equity method since September 1, 2013.  We are continuing to monitor our equity investments and, if required, additional other-than-temporary impairment charges could negatively impact our future results.  As of September 28, 2013, the value in our Balance Sheets of our equity investments was $60 million.

Financial assets.  We classify our financial assets in the following two categories, held for trading and available-for-sale.  Such classification depends on the purpose for which the investments are acquired and held.  We determine the classification of our financial assets at initial recognition.  Unlisted equity securities with no readily determinable fair value are carried at cost; they are neither classified as trading nor as available-for-sale financial assets.

Trading and available-for-sale financial assets are valued at fair value.  The fair value of quoted debt and equity securities is based on current market prices.  If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates.  For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the amount that would be received from the sale of the asset in an orderly transaction between market participants.  In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity specific inputs.  As of September 28, 2013, the value in our Balance Sheets of our financial assets was $91 million invested in senior debt floating rate notes classified as assets available-for-sale.  This represents a reduction from $189 million as of June 29, 2013, following our sale of approximately $100 million of U.S. government bonds.

Income taxes.  We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax.  We need to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements.  Furthermore, we assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could require potential tax claims or assessments in various jurisdictions.  In such an event and in case any tax assessment exceeds our provisions, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our existing provisions.

We also assess the likelihood of realization of our deferred tax assets originated by our net operating loss carry-forwards.  The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable profit available against loss carry forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies.  We record a valuation allowance against the deferred tax assets when we consider it is more likely than not that the deferred tax assets will not be realized, which would increase our provision for income taxes.  During the third quarter of 2013, we recognized a valuation allowance of $23 million of the deferred tax assets registered in Canada, driven by the decrease in our Canadian business operations.

As of September 28, 2013, we had current deferred tax assets of $221 million and non-current deferred tax assets of $373 million, net of valuation allowances.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in an increase of our income tax charge, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry forwards in the future.  Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights of third parties.  Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets.  In the event the outcome of a litigation claim is unfavorable to us, we may be required to take a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete.  See Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us.  Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the Court with respect to issues submitted, demands of opposing parties,  changing laws, discovery of new facts or other matters of fact or law.  As of September 28, 2013, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to probable risks.  We currently estimate that possible losses for known claims are in the range of $30 million to $50 million. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights. We are also involved in certain legal proceedings concerning such issues.  See “Legal Proceedings”.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business.  These include, but are not limited to:  warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages.  We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings.  These include risks related to product recalls, environment, anti-trust, anti-corruption and competition, as well as other compliance regulations.  We may also face claims in the event of breaches of law committed by individual employees or third parties.  In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability.  An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us.  As of September 28, 2013, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks.  In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss was to materialize.  For further details, see “Legal Proceedings” and Note 24 to our Consolidated Financial Statements.

There can be no assurance that all IP litigation or claims and other claims to which we are currently subject will be resolved in our favor or as currently anticipated.  If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Pension and Post-Retirement Benefits.  Our results of operations and our Balance Sheets include amounts for pension obligations and post-retirement benefits that are measured using actuarial valuations.  At September 28, 2013, our pension and post-retirement benefit obligations net of plan assets amounted to $449 million based on the assumption that our employees will work with us until they reach the age of retirement.  These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates.  These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events.  Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.  The measurement date we use for our plans is December 31.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  The first quarter of 2013 ended on March 30, 2013.  The second quarter ended on June 29.  The third quarter ended on September 28 and the fourth quarter of 2013 will end on December 31, 2013.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods.  There were 91 days in the third quarter of 2013, the same number of days as in the second quarter of 2013 and the third quarter of 2012.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes certain product families such as Microprocessors (“MPUs”), MOS DRAMs, MOS SRAMs, optoelectronics devices, Flash Memories, MOS ROMs and EPROMs, but includes MOS Other Memory Circuits and Image Sensors). As a consequence of our exit from ST-Ericsson activities, our served market (SAM) has also been adjusted to exclude the Wireless Application Specific market (Broadband and Application Processor).

Based on the most recently published estimates by WSTS, semiconductor industry revenues increased in the third quarter of 2013 on a sequential basis by approximately 8% for both the TAM and the SAM to reach approximately $81 billion and $36 billion, respectively.  On a year-over-year basis, in the third quarter of 2013, the TAM increased by approximately 9% while the SAM decreased by approximately 2%.

With reference to our revenue performance, our third quarter 2013 revenues amounted to $2,013 million, a 1.6% decrease on a sequential basis. The sequential decrease in our revenues is the result of a decrease of 0.4% in our Sense & Power and Automotive Products (SP&A) segment, while our Embedded Processing Solutions (EPS) segment decreased by 2.7%, mainly due to a drop in Wireless product line revenues by 23.6% and in DCG by 13.6%. Our 1.6% decrease on a sequential basis was within our guidance, which indicated it was to be about flat on a sequential basis, plus or minus 3.5 percentage points, but below the mid-point, mainly due to weaker demand, particularly in high-end smartphones and the mass market in Asia. Excluding the Wireless product line, our revenues increased 0.5%, within our guidance indicating an increase of about 3.5% at the mid-point, but below the mid-point.

On a year-over year basis, our revenues decreased by 7.1%, which is the result of an increase of 2.6% in our SP&A segment whereas our EPS segment decreased 18.2%, mainly driven by the phasing out of ST-Ericsson products for the Wireless product line and weak demand for set-top box legacy products in the Digital Convergence product line. Excluding the Wireless product line, on a year-over-year basis, our revenues in the third quarter of 2013 increased by 3.9%, which we estimate to be outperforming the SAM.

Our effective average exchange rate for the third quarter of 2013 was $1.31 for €1.00 compared to $1.30 for €1.00 for the second quarter of 2013 and $1.29 for €1.00 in the third quarter of 2012.  Our effective average exchange rate for the first nine months of 2013 was $1.30 for €1.00 compared to $1.31 for €1.00 for the first nine months of 2012.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our third quarter 2013 gross margin was 32.4% of revenues, primarily due to the higher than expected weight of wireless legacy products, as well as negative currency effects. This was within our guidance indicating 33.5% plus or minus 2.0 percentage points, but below the mid-point. On a sequential basis, our third quarter 2013 gross margin decreased by 40 basis points, reflecting lower selling prices, partially offset by manufacturing efficiencies. On a year-over-year comparison, gross margin decreased 240 basis points, notwithstanding lower unsaturation charges and improved manufacturing efficiencies, principally due to a decrease in selling prices, a less favorable product mix and the high level of licensing revenues positively impacting the third quarter of 2012.

Our combined selling, general and administrative and research and development expenses, net of other income and expenses, amounted to $676 million, a significant decrease compared to $738 million in the prior quarter and $852 million in the prior year quarter.  Sequentially, the decrease was principally due to the seasonal impact of summer vacations, the ST-Ericsson wind-down and the initial benefits of our ongoing restructuring initiatives.

Our operating losses were $66 million in the third quarter of 2013, improving compared to the loss of $107 million in the second quarter of 2013 and the loss of $792 million in the third quarter of 2012.  Sequentially, the improvement in our operating losses in the third quarter of 2013 was mainly driven by our operating expenses reduction and the gain from sale of businesses, recorded in the line Other income and expenses, partially offset by an increased level of restructuring and impairment charges. By product segment, the main improvement was registered by EPS which was the primary beneficiary of the reduction in our operating expenses and the sale of businesses and non-current assets.

Our financial performance during the third quarter was mixed. On the one hand, we saw overall year-over-year revenue improvement of 3.9 percent across our business outside of the Wireless product line. We believe this exceeds the year-over-year performance of our served market. On the other hand, this growth was milder than expected due to a muted order pattern during the quarter driven by softness in high-end smartphones in Asia and the mass market in Asia, including the cable set-top box market in India. However, we did see sequential growth in Imaging, Microcontrollers, MEMS, and Automotive. In particular, Microcontrollers posted record quarterly billings led by our general purpose products. During the third quarter, the Company returned to operating profit before impairment and restructuring charges. Excluding these charges, our operating income was $54 million in the third quarter of 2013, improving by $118 million on a sequential basis. This is primarily due to the sale of ST-Ericsson’s Global Navigation Satellite System business along with lower operating expenses.

Business Outlook

In the third quarter we began to experience a softening of bookings with the exception of automotive. We believe this is a reflection of a demand correction in the semiconductor industry. For the fourth quarter, we anticipate a relatively flat sequential revenue performance. Nevertheless, we anticipate seeing a return to positive free cash flow generation as a result of the wind-down of ST-Ericsson. We are confident in our ability to turn our significant business opportunities into revenue. Our innovative products and technologies in MEMS and Sensors, Smart Power, Automotive, Microcontrollers and Set-top box/Home Gateway, are gaining greater traction with customers and will enable us to further expand our customer base. We continue to aggressively pursue our objective to reach an operating margin of about ten percent. Our initiatives to reduce costs, such as achieving our net operating expenses target, and improving our manufacturing operations, are on track. However, the timing for us to achieve our operating margin target will depend greatly on our level of revenues. Based on current visibility including market conditions, reaching this operating margin target is now expected in 2015.

We expect fourth quarter 2013 revenues to be about flat on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the fourth quarter is expected to be about 33.0%, plus or minus 2.0 percentage points.

Net operating expenses target in the range of $600 million to $650 million average per quarter include SG&A and R&D expenses including R&D grants.

This outlook is based on an assumed effective currency exchange rate of approximately $1.34 = €1.00 for the 2013 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2013. These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the Third Quarter 2013

On July 22, we announced the Nano2017 Research and Development program, a five-year public-private strategic R&D program led by us to further advance our leadership in key embedded processing solutions and technologies. The project draws support from a broad coalition of French national, regional and local authorities as well as by the European community through the ENIAC Joint Technology Initiative. Funding for the program is subject to approval by the European Commission. Ultimately, Nano2017 strengthens our leadership in such key technologies as FD-SOI (low-power, high-performance processing), next-generation imaging (sensors and image signal processors), and next-generation embedded non-volatile memories. These technologies are at the core of our embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs.

On July 24, we announced the publication of our 2012 Sustainability Report. Our sixteenth annual Sustainability Report contains comprehensive details of our Sustainability strategy, policies and performance during 2012.

On August 5, we and Ericsson announced the closing of the split up of ST-Ericsson, less than nine months after we announced our new strategic plan, including the decision to exit ST-Ericsson. We have taken on some of the existing ST-Ericsson products, other than LTE multimode thin modems and the Global Navigation Satellite System (GNSS) connectivity solution that has been sold to a third party, as well as certain assembly and test facilities. In total, approximately 1,000 employees joined STMicroelectronics.

At the same time, we announced that Mr. Carlo Ferro returned to ST as Chief Financial Officer, with extended responsibilities that include leading legal, central operation planning, procurement, IT and investor relations. Mr. Ferro continues as ST-Ericsson President and CEO through the joint venture wind-down.

On August 20, we announced the posting of our IFRS 2013 Semi Annual Accounts for the six-month period ended June 29, 2013.

On September 20, we announced that we would propose a cash dividend of US$0.10 for each of the fourth quarter of 2013 and first quarter of 2014, per outstanding share of the Company’s common stock. The amount of the proposed dividend is stable with respect to the previous quarterly dividend distribution.

This was followed with an announcement, on September 27, of the resolutions to be submitted for shareholder adoption at the forthcoming Extraordinary General Meeting of Shareholders (the “EGM”), which will be held in Schiphol, The Netherlands, on December 2, 2013.

The resolutions, proposed by the Supervisory Board, are:

•           The distribution of a cash dividend of US$0.10 per outstanding common share for each of the fourth quarter of 2013 and first quarter of 2014.

•           An amendment of the Articles of Association of the Company authorizing the Supervisory Board, in addition to the General Meeting of Shareholders, to resolve upon the distribution of quarterly dividends from the reserves of the Company.

The record date for all shareholders to participate at the EGM is November 4, 2013. The complete agenda and all relevant detailed information concerning the EGM, as well as all related EGM materials, are available on our website (www.st.com) and have been made available to shareholders in compliance with legal requirements as of September 27, 2013.

Results of Operations

Segment Information

We operate in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

Effective January 1, 2013, our segment reporting reflects our strategy announced on December 10, 2012.  Our strategy takes into account the evolution of the markets we are in and the environment we see in the years to come and is based on our leadership in our two product segments, supported by a Sales & Marketing organization with a particular focus on our major accounts, as well as expanding our penetration of the mass market and focusing on five growth drivers:  Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power.

Our segments are as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

o	Automotive (APG);

o	Industrial & Power Discrete (IPD);

o	Analog & MEMS (AMS); and

o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

o	Digital Convergence Group (DCG);

o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);

o	Microcontrollers, Memory & Security (MMS);

o	Wireless (WPS); and

o	Other EPS.

In 2013, we revised our results from prior periods in accordance with the new segment structure.  The preparation of segment information based on the current segment structure requires us to make estimates and assumptions in determining the operating income (loss) of the segments for the prior reporting periods.  We believe that the revised 2012 presentation is consistent with that of 2013 and we use these comparatives when managing our company.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The following tables present our consolidated net revenues and consolidated operating income (loss) by product segment.  For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses.  In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, certain one-time corporate items such as the first quarter 2012 NXP arbitration award charge, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.  In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

	Three Months Ended			Nine Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012	September 28, 2013	September 29, 2012
	(Unaudited, in millions)			(Unaudited, in millions)
Net revenues by product line and product segment:

Automotive (APG)	$418	$416	$391	$1,219	$1,186
Industrial & Power Discrete (IPD)	458	466	459	1,353	1,328
Analog & MEMS (AMS)	329	327	324	970	923
Other SP&A	-	-	1	-	-
Sense & Power and Automotive Products (SP&A)	1,205	1,209	1,175	3,542	3,437
Digital Convergence Group (DCG)	163	189	234	576	671
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	144	108	85	335	337
Microcontrollers, Memory & Security (MMS)	360	351	296	1,010	855
Wireless (WPS)	135	176	359	567	994
Other EPS	-	-	6	5	6
Embedded Processing Solutions (EPS)	802	824	980	2,493	2,863
Others(1)	6	12	11	32	31
Total consolidated net revenues	$2,013	$2,045	$2,166	$6,067	$6,331

____________
(1)	In the third quarter of 2013, “Others” includes revenues from the sales of Subsystems ($2 million) and sales of materials and other products not allocated to product segments ($4 million).

	Three Months Ended			Nine Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012	September 28, 2013	September 29, 2012
	(Unaudited, in millions)			(Unaudited, in millions)
Operating income (loss) by product segment:

Sense & Power and Automotive Products (SP&A)	$75	$42	$114	$174	$303
Embedded Processing Solutions (EPS)(1)	(18)	(106)	(175)	(333)	(701)
Others(2)	(123)	(43)	(731)	(294)	(954)
Total consolidated operating loss	$(66)	$(107)	$(792)	$(453)	$(1,352)

	(Unaudited, as percentage of net revenues)			(Unaudited, as percentage of net revenues)
Operating income (loss) by product segment:

Sense & Power and Automotive Products (SP&A)(3)	6.2%	3.5%	9.7%	4.9%	8.8%
Embedded Processing Solutions (EPS) (1)(3)	(2.2)	(12.8)	(17.8)	(13.4)	(24.5)
Others(2)	-	-	-	-	-
Total consolidated operating loss(4)	(3.3)%	(5.2)%	(36.6)%	(7.5)%	(21.4)%

____________
(1)
The majority of Wireless’ activities included in EPS were run through ST-Ericsson JVS.  In addition, Wireless includes other items affecting operating results related to the Wireless business.  The non-controlling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in Wireless) was credited on the line “Net loss (income) attributable to non-controlling interest” of our Consolidated Statements of Income until the deconsolidation. Starting from September 2013, ST Ericsson JVS is accounted for as an equity investment.

(2)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, certain one-time corporate items such as the first quarter 2012 NXP arbitration award charge and other unallocated expenses such as:  strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

(3)	As a percentage of net revenues per product segment.
(4)	As a percentage of total net revenues.

	Three Months Ended			Nine Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012	September 28, 2013	September 29, 2012
		(Unaudited, in millions)		(Unaudited, in millions)
Reconciliation to consolidated operating loss:

Total operating loss of product segments	$57	$(64)	$(61)	$(159)	$(398)
Unused capacity charges	-	(2)	(19)	(26)	(106)
Impairment, restructuring charges and other related closure costs	(120)	(43)	(713)	(263)	(788)
Strategic and other research and development programs	(4)	(6)	(3)	(14)	(8)
Start-up/phase-out costs	(1)	-	-	(1)	-
NXP arbitration award	-	-	-	-	(54)
Other non-allocated provisions(1)	2	8	4	10	2
Total operating loss Others	(123)	(43)	(731)	(294)	(954)
Total consolidated operating loss	$(66)	$(107)	$(792)	$(453)	$(1,352)
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of shipment and by market channel

The table below sets forth information on our net revenues by location of shipment:

	Three Months Ended			Nine Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012	September 28, 2013	September 29, 2012
		(Unaudited, in millions)		(Unaudited, in millions)
Net Revenues by Location of Shipment(1):

EMEA	$478	$516	$563	$1,484	$1,611
Americas	302	322	316	928	938
Greater China-South Asia	866	839	904	2,498	2,642
Japan-Korea	367	368	383	1,157	1,140
Total	$2,013	$2,045	$2,166	$6,067	$6,331
____________
(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

The table below shows the percentage of our net revenues by market channel:

Net Revenues by Market Channel(1):

OEM	75.0%	74.3%	76.5%	74.8%	77.8
Distribution	25.0	25.7	23.5	25.2	22.2
Total	100%	100%	100%	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (unaudited)		Three Months Ended (unaudited)		Three Months Ended (unaudited)
	September 28, 2013		June 29, 2013		September 29, 2012
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,005	99.6%	$2,034	99.4%	$2,119	97.8%
Other revenues	8	0.4	11	0.6	47	2.2
Net revenues	2,013	100.0	2,045	100	2,166	100
Cost of sales	(1,361)	(67.6)	(1,373)	(67.2)	(1,413)	(65.2)
Gross profit	652	32.4	672	32.8	753	34.8
Selling, general and administrative	(253)	(12.6)	(285)	(13.9)	(274)	(12.7)
Research and development	(423)	(21.0)	(453)	(22.1)	(578)	(26.7)
Other income and expenses, net	78	3.8	2	0.1	20	0.9
Impairment, restructuring charges and other related closure costs	(120)	(5.9)	(43)	(2.1)	(713)	(32.9)
Operating loss	(66)	(3.3)	(107)	(5.2)	(792)	(36.6)
Interest income (expense), net	(2)	(0.1)	7	0.4	(8)	(0.3)
Income (loss) on equity method investments	(8)	(0.4)	(89)	(4.4)	(4)	(0.2)
Loss before income taxes and non-controlling interest	(76)	(3.8)	(189)	(9.2)	(804)	(37.1)
Income tax benefit (expense)	(49)	(2.4)	16	0.8	(25)	(1.1)
Net loss	(125)	(6.2)	(173)	(8.4)	(829)	(38.2)
Net loss (income) attributable to non-controlling interest	(17)	(0.9)	21	1.0	351	16.1
Net loss attributable to parent company	$(142)	(7.1)%	$(152)	(7.4)%	$(478)	(22.1)%

Third Quarter 2013 vs. Second Quarter 2013 and Third Quarter 2012

Net revenues

	Three Months Ended			% Variation
	September 28, 2013	June 29, 2013	September 29, 2012	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,005	$2,034	$2,119	(1.4)%	(5.4)%
Other revenues	8	11	47	(32.5)	(83.7)
Net revenues	$2,013	$2,045	$2,166	(1.6)%	(7.1)%

Sequential comparison

On a sequential basis, our revenues decreased by 1.6%, resulting from an approximate 1% increase in units sold, offset by an approximate 3% decrease in average selling prices of which 2% was down due to a pure price effect and 1% was down due to a less favorable product mix.  Excluding the Wireless product line, our revenues increased by 0.5%.

By product segment, our SP&A revenues decreased by approximately 0.4% while EPS registered a decrease of approximately 3%.  Within the SP&A segment, APG and AMS increased their revenues by approximately 0.4% and 0.8% respectively. Within EPS, Wireless product line and DCG revenues decreased by approximately 24% and 14%, respectively, while IBP and MMS both increased their revenues sequentially by approximately 34% and 2%, respectively.

By market channel, the third quarter of 2013 showed a slight sequential decrease for Distribution, which reached a 25% share of revenues from the 26% share registered in the second quarter of 2013.

By location of shipment, all regions dropped sequentially except Greater China-South Asia which increased by approximately 3% on a sequential basis. However, we experienced a softening in demand during the third quarter of 2013 in high end smartphones and the mass market in Asia, including the cable set-top box market in certain countries.

Both in the second and third quarter of 2013, no customer exceeded 10% of our total net revenues.

Year-over-year comparison

Our third quarter 2013 net revenues decreased by approximately 7% as a result of an approximate 10% decline in average selling prices, partially offset by higher volume. The reduction in average selling prices resulted from a pure pricing effect, down by approximately 5%, and a less favorable product mix of about 5%.

By product segment, SP&A registered an increase of approximately 3%, while EPS revenues were down by approximately 18%.  Within SP&A, all product lines except IPD increased their revenues with APG up by approximately 7% and AMS up by approximately 2%.  Within EPS, Wireless product line sales registered a decline of approximately 63%, following the wind-down of the ST-Ericsson joint venture while DCG decreased by approximately 30%. IBP and MMS increased by about 69% and 22%, respectively, compared to the prior year quarter.

By market channel, our revenues registered an increase in Distribution, which was up by approximately 3 percentage points, reaching a 25% share of total revenues.

By location of shipment, all regions were negatively impacted mainly by the wind-down of ST-Ericsson.

Gross profit

	Three Months Ended			% Variation
	September 28, 2013	June 29, 2013	September 29, 2012	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,361)	$(1,373)	$(1,413)	1.0%	3.7%
Gross profit	652	672	753	(2.9)	(13.4)
Gross margin (as percentage of net revenues)	32.4%	32.8%	34.8%	-	-

In the third quarter, gross margin was 32.4%, decreasing sequentially by 40 basis points, mainly due to lower selling prices, partially offset by improved manufacturing efficiencies.

On a year-over-year basis, gross margin decreased by approximately 240 basis points, mainly due to the negative impact of selling prices, partially offset by the absence of unused capacity charges, amounting to $19 million in the year-ago quarter. Moreover, the third quarter 2012 net revenues benefited from $47 million of other revenues from licensing.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	September 28, 2013	June 29, 2013	September 29, 2012	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(253)	$(285)	$(274)	11.2%	7.6%
As percentage of net revenues	(12.6)%	(13.9)%	(12.7)%	-	-

The amount of our SG&A expenses decreased both sequentially and year-over-year, primarily due to the wind-down of ST-Ericsson and, on a sequential basis, by seasonality.  As a percentage of revenues, our SG&A expenses amounted to 12.6%, decreasing both sequentially and year-over-year.

Research and development expenses

	Three Months Ended			% Variation
	September 28, 2013	June 29, 2013	September 29, 2012	Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(423)	$(453)	$(578)	6.6%	26.9%
As percentage of net revenues	(21.0)%	(22.1)%	(26.7)%	-	-

On a sequential basis, the third quarter 2013 R&D expenses decreased, mainly due to the seasonal impact of summer vacations, the ST-Ericsson wind-down and the initial benefits of our ongoing restructuring initiatives. On a year-over-year basis, the R&D expenses decreased mainly due to the ST-Ericsson wind-down and our ongoing cost realignment programs.

The R&D expenses were net of research tax credits, which amounted to $34 million in the third quarter of 2013, decreasing sequentially by $4 million.

As a percentage of revenues, the third quarter 2013 ratio decreased sequentially by 110 basis points.

Other income and expenses, net

	Three Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012
	(Unaudited, in millions)
Research and development funding	$9	$10	$19
Exchange gain, net	2	1	3
Patent costs	(12)	(8)	1
Start-up/phase-out costs	(1)	-	-
Gain on sale of businesses and non-current assets	81	2	-
Other, net	(1)	(3)	(3)
Other income and expenses, net	$78	$2	$20
As percentage of net revenues	3.8%	0.1%	0.9%

Other income and expenses, net, mainly included items such as the gain on sale of businesses and non-current assets and R&D funding, partially offset by patent costs.  Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies.  In the third quarter of 2013, we recognized an income, net, of $78 million, increasing on a year-over-year basis, mainly due to the sale of businesses and non-current assets associated with the Global Navigation Satellite System business in ST-Ericsson and with the sale of Portland Compiler Group in ST. No grants from the recently announced Nano2017 R&D program were recognized in the third quarter of 2013.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(120)	$(43)	$(713)

In the third quarter of 2013, we recorded $120 million of impairment, restructuring charges and other related closure costs, primarily consisting of:  $56 million in impairment charges on the DCG goodwill and dedicated intangible assets following our yearly impairment test, $35 million in impairment charges related to the manufacturing consolidation plans and $22 million in restructuring charges related to our headcount reduction initiative targeting quarterly net operating expenses in the range of $600 to $650 million by the beginning of 2014.  See Note 8 to our Consolidated Financial Statements.

In the second quarter of 2013, we recorded $43 million of impairment, restructuring charges and other related closure costs, consisting of:  $33 million in restructuring charges related to our headcount reduction initiative targeting quarterly net operating expenses in the range of $600 to $650 million by the beginning of 2014; $5 million in restructuring charges related to the previously announced ST-Ericsson restructuring plans; $1 million in restructuring charges in relation to our Digital restructuring plan announced in October 2012; $8 million in impairment charges primarily related to certain assets considered as assets held for sale as part of the ST-Ericsson exit, offset by $9 million net reduction of the restructuring provision in relation with the ST Ericsson exit; and $5 million in restructuring charges related to other restructuring initiatives.

In the third quarter of 2012, we recorded $713 million of impairment, restructuring charges and other related closure costs, primarily consisting of:  $690 million as a non-cash impairment on our Wireless goodwill and $13 million recorded as an additional impairment on the Carrollton (Texas) building and facilities, reflecting the persistent difficulty in disposing of this asset. See Note 8 to our Consolidated Financial Statements.

Operating loss

	Three Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012
	(Unaudited, in millions)
Operating loss	$(66)	$(107)	$(792)
In percentage of net revenues	(3.3)%	(5.2)%	(36.6)%

The third quarter 2013 registered an operating loss of $66 million compared to an operating loss of $107 million in the prior quarter and an operating loss of $792 million in the year-ago quarter.  The third quarter 2013 sequentially registered an improvement in our operating results, driven by lower operating expenses and higher other income related to the sale of the Global Navigation Satellite System business.  Compared to the year-ago period, the improvement in our operating results was mainly due to the lower impairment and restructuring charges and higher gains on sale of businesses.

By product segment, SP&A reported an increase in its operating income compared to the prior quarter despite slightly lower revenues.  Our EPS segment decreased sequentially its operating losses, mainly due to lower expenses and the positive impact of the sale of businesses and non-current assets. The segment “Others” increased its losses to $123 million, from $43 million in the prior quarter, mainly due to higher impairment and restructuring charges.  On a year-over basis, our SP&A segment operating income decreased from $114 million in the year-ago quarter to $75 million while EPS improved its results from a loss of $175 million to a loss of $18 million, including the gain on sale of businesses.  The segment “Others” significantly decreased its losses due to lower impairment and restructuring charges.

Interest income (expense), net

	Three Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012
	(Unaudited, in millions)
Interest income (expense), net	$(2)	$7	$(8)

We recorded a net interest expense of $2 million, improving on a year-over-year basis, because of the much lower cost of financing related to ST-Ericsson debt, but deteriorating sequentially mainly as a result of a one-time interest payment received with respect to a U.S. tax refund in the second quarter of 2013.

Income (loss) on equity method investments

	Three Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012
	(Unaudited, in millions)
Income (loss) on equity method investments	$(8)	$(89)	$(4)

In the third quarter of 2013, we recorded a charge of $8 million, of which $5 million related to our investment in MicroOLED SAS, which consisted of approximately $1 million of our share of losses and approximately $4 million as non-cash impairment. Additionally, we recognized a loss of $3 million related to other investments, mainly 3Sun.  This amount also included our share of the losses in ST-Ericsson JVS, which has been accounted for under the equity method since September 1, 2013.  The loss in the third quarter of 2013 was lower than the $89 million loss in the second quarter of 2013, which was mainly due to a $91 million charge from our share in 3Sun, consisting of $22 million operating losses and $69 million as a non-cash item following an asset impairment.

Income tax benefit (expense)

	Three Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012
	(Unaudited, in millions)
Income tax benefit (expense)	$(49)	$16	$(25)

During the third quarter of 2013, we registered an income tax expense of $49 million.  In the third quarter of 2013, income tax has been estimated adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. Income tax expense includes the expense for a deferred tax assets valuation allowance ($23 million of the deferred tax assets registered in Canada) and re-alignment of the year-to-date tax expense to reflect updated projections for the full year.

Net loss (income) attributable to non-controlling interest

	Three Months Ended
	September 28, 2013	June 29, 2013	September 29, 2012
	(Unaudited, in millions)
Net loss (income) attributable to non-controlling interest	$(17)	$21	$351

In the third quarter of 2013, we recorded $17 million representing the income attributable to non-controlling interest relating to Ericsson’s interest in the ST-Ericsson joint venture prior to the deconsolidation as of September 1, 2013.  In the second quarter of 2013, the corresponding amount was a loss of $21 million.  All periods included the recognition of non-controlling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.  Those amounts were not material.

Net loss attributable to parent company

	Three Months Ended
	September 28, 2013	June 29, 2013	September 28, 2012
	(Unaudited, in millions)
Net loss attributable to parent company	$(142)	$(152)	$(478)
As percentage of net revenues	(7.1)%	(7.4)%	(22.1)%

For the third quarter of 2013, we reported a net loss of $142 million, slightly improving sequentially and significantly improving compared to the year-ago quarterly loss due to the aforementioned factors.

Earnings per share for the third quarter of 2013 was $(0.16) compared to $(0.17) in the second quarter of 2013 and $(0.54) per share in the year-ago quarter.

In the third quarter of 2013, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items, a non U.S. GAAP measure, was estimated to be approximately $(0.13) per share, while in the second quarter of 2013, it was estimated to be approximately $(0.11) per share.  In the year-ago quarter, the impact of impairment, restructuring charges and other related closure costs and other one-time items was estimated to be approximately $(0.51) per share.

Nine Months of 2013 vs. Nine Months of 2012

The following table sets forth consolidated statements of operations data for the periods indicated:

	Nine Months Ended (Unaudited)		Nine Months Ended (Unaudited)
	September 28, 2013	September 28, 2013	September 29, 2012	September 29, 2012
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$6,042	99.6%	$6,269	99.0%
Other revenues	25	0.4	62	1.0
Net revenues	6,067	100.0	6,331	100.0
Cost of sales	(4,115)	(67.8)	(4,246)	(67.1)
Gross profit	1,952	32.2	2,085	32.9
Selling, general and administrative	(817)	(13.5)	(876)	(13.8)
Research and development	(1,409)	(23.2)	(1,828)	(28.9)
Other income and expenses, net	84	1.3	55	0.8
Impairment, restructuring charges and other related closure costs	(263)	(4.3)	(788)	(12.4)
Operating loss	(453)	(7.5)	(1,352)	(21.4)
Interest expense, net	(2)	0.0	(26)	(0.4)
Loss on equity method investments	(111)	(1.8)	(13)	(0.1)
Gain on financial instruments, net	-	-	3	0.0
Loss before income taxes and non-controlling interest	(566)	(9.3)	(1,388)	(21.9)
Income tax expense	(29)	(0.5)	(11)	(0.2)
Net loss	(595)	(9.8)	(1,399)	(22.1)
Net loss (income) attributable to non-controlling interest	131	2.1	669	10.6
Net loss attributable to parent company	$(464)	(7.7)%	$(730)	(11.5)%

Net revenues

	Nine Months Ended		% Variation
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Net sales	$6,042	$6,269	(3.6)%
Other revenues	25	62	(58.7)
Net revenues	$6,067	$6,331	(4.2)%

Our nine months 2013 net revenues decreased compared to the year-ago period, mainly due to the significant reduction of our Wireless product line revenues, also following our decision to exit the ST-Ericsson joint venture.  Excluding the Wireless product line, our revenues increased by approximately 3% compared to the year-ago period.  Net revenues decreased by approximately 4% as a result of about an 8% decline in average selling prices, partially offset by an increase of approximately 4% in volume.

By product segment, our revenues were down by approximately 13% for EPS, mainly due to the Wireless product line and DCG partially balanced by the strong performance in MMS, while SP&A registered an increase of approximately 3% mainly driven by AMS and APG.

By market channel, the major increase was in Distribution, which reached a 25% share of total revenues compared to approximately 22% in the first nine months of 2012.

By location of shipment, revenues in all regions except Japan-Korea decreased due to the exit of ST-Ericsson.

In the first nine months of 2013, Samsung Group represented approximately 10% of our total net revenues, while no customer exceeded 10% of our total net revenues in the first nine months of 2012.

Gross profit

	Nine Months Ended		% Variation
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Cost of sales	$(4,115)	$(4,246)	3.1%
Gross profit	1,952	2,085	(6.4)%
Gross margin (as percentage of net revenues)	32.2%	32.9%	-

Gross margin was 32.2%, slightly decreasing compared to the year-ago period.  We experienced an improvement in manufacturing efficiencies as well as lower unused capacity charges which accounted for approximately 40 basis points compared to 170 basis points in the year-ago period.  This was offset by declining selling prices and a less favorable product mix, coupled with a lower level of IP licensing.  Additionally, the first nine months of 2012 were impacted by a $54 million charge related to an arbitration award paid to NXP.

Selling, general and administrative expenses

	Nine Months Ended		% Variation
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Selling, general and administrative expenses	$(817)	$(876)	6.7%
As percentage of net revenues	(13.5)%	(13.8)%	-

The amount of our SG&A expenses decreased mainly associated with the exit of ST-Ericsson and by our cost savings initiatives.  As a percentage of revenues, our SG&A expenses amounted to 13.5% slightly improving in comparison to 13.8% in the prior year’s nine months.

Research and development expenses

	Nine Months Ended		% Variation
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Research and development expenses	$(1,409)	$(1,828)	23.0%
As percentage of net revenues	(23.2)%	(28.9)%	-

R&D expenses decreased compared to the prior year’s first nine months, mainly due to the break-up of ST-Ericsson, which resulted in a $158 million reduction related to the charge back to Ericsson of the LTE multimode thin modem development expenses, the ST-Ericsson wind-down and our cost realignment programs.

Total R&D expenses were net of research tax credits, which amounted to $103 million in the first nine months of 2013, slightly decreasing compared to $110 million in the year-ago period.

Other income and expenses, net

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Research and development funding	$29	$61
Exchange gain, net	6	4
Patent costs	(27)	(15)
Gain on sale of businesses and non-current assets	83	8
Start-up/phase-out costs	(1)	-
Other, net	(6)	(3)
Other income and expenses, net	$84	$55
As percentage of net revenues	1.3%	0.8%

Other income and expenses, net, mainly included items such as the gain on sale of businesses and non-current assets and R&D funding.  Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies.  In the first nine months of 2013, we recognized an income, net, of $84 million, increasing compared to $55 million in the first nine months of 2012, mainly due to the higher gain on sale of businesses and non-current assets.

Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(263)	$(788)

In the first nine months of 2013, we recorded $263 million of impairment, restructuring charges and other related closure costs, primarily consisting of:  $86 million in impairment and restructuring charges related to the ST-Ericsson exit, $69 million in restructuring charges related to our headcount reduction initiative targeting quarterly net operating expenses in the range of $600 to $650 million by the beginning of 2014, $56 million in impairment charges on the DCG goodwill and dedicated intangible assets following our yearly impairment test and $35 million in impairment and restructuring charges related to the manufacturing consolidation plans. See Note 8 to our Consolidated Financial Statements.

In the first nine months of 2012, we recorded $788 million of impairment, restructuring charges and other related closure costs, primarily consisting of:  $690 million as a non-cash impairment on our Wireless goodwill, $50 million related to the ST-Ericsson restructuring plan announced in April 2012, $23 million related to the manufacturing restructuring plan as part of the closure of our Carrollton (Texas) and Phoenix (Arizona) sites and $21 million related to the ST-Ericsson restructuring plans previously announced in 2011 and 2009. See Note 8 to our Consolidated Financial Statements.

Operating loss

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Operating loss	$(453)	$(1,352)
As percentage of net revenues	(7.5)%	(21.4)%

Our operating results improved compared to the first nine months of 2012, positively impacted by lower impairment charges and savings in operating expenses mainly in R&D, higher gains on sale of businesses and negatively impacted by a lower level of net sales and other revenues, including revenues from licensing.

SP&A registered operating income of $174 million or approximately 5% of revenues, down from $303 million or about 9% of revenues, driven by a less favorable mix.  EPS registered an improvement in its operating loss from an operating loss of $701 million or about 25% of revenues in the first nine months of 2012 to an operating loss of $333 million or approximately 13% of revenues in the first nine months of 2013, mainly due to the exit from ST-Ericsson and gain from the sale of businesses.  The segment “Others” decreased its losses to $294 million, from $954 million in the year-ago period, mainly due to lower impairment and restructuring charges.

Interest expense, net

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Interest expense, net	$(2)	$(26)

In the first nine months of 2013, interest expense was $2 million, comprised of $18 million interest expense partially offset by $16 million of interest income, including the one-time interest payment received with respect to a U.S. tax refund in the second quarter of 2013.  In the first nine months of 2012, interest expense on our borrowings was $26 million, mainly associated with the cost of ST-Ericsson financing.

Loss on equity method investments

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Loss on equity method investments	$(111)	$(13)

In the first nine months of 2013, we recorded a charge of $111 million, out of which $99 million related to our share in 3Sun which consisted of a $30 million operating loss and $69 million as a non-cash item following their asset impairment.  The remaining $12 million loss related to other investments, mainly MicroOLED SAS and ST-Ericsson JVD.  In the first nine months of 2012, we recorded a charge of $13 million, out of which $10 million related to 3Sun, while the remaining $3 million loss related to our proportionate share in the loss of ST-Ericsson JVD.

Gain on financial instruments, net

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Gain on financial instruments, net	$-	$3

In the first nine months of 2012, the $3 million gain on financial assets was mainly associated with the gain of $2 million related to the repurchase of our 2016 Convertible Bonds and $1 million related to the sale of some marketable securities.

Income tax benefit (expense)

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Income tax benefit (expense)	$(29)	$(11)

During the first nine months of 2013, we registered an income tax expense of $29 million. In the third quarter of 2013, income tax has been estimated adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. In addition, our income tax includes the estimated impact of provisions related to potential tax positions which have been considered uncertain. Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions.  Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.  We currently enjoy certain tax benefits in some countries.  Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future periods and may increase in the coming years.  In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to non-controlling interest

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Net loss (income) attributable to non-controlling interest	$131	$669

In the first nine months of 2013, we recorded $131 million income representing the loss attributable to non-controlling interest, mainly relating to Ericsson’s interest in the ST-Ericsson joint venture prior to the deconsolidation thereof as of September 1, 2013.  In the first nine months of 2012, the corresponding amount was $669 million.

All periods included the recognition of non-controlling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.  Those amounts were not material.

Net loss attributable to parent company

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(Unaudited, in millions)
Net loss attributable to parent company	$(464)	$(730)
As percentage of net revenues	(7.7)%	(11.5)%

For the first nine months of 2013, we reported a net loss of $464 million, a significant decrease compared to the year-ago first nine months net loss despite lower revenues, mainly due to decreasing impairment charges, a much lower level of operating expenses and the gain on sale of businesses.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents.  Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works.  In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license for patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete.  See “Item 3.  Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.  We are also party to certain disputes which are not related to patents or other IP rights.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated.  As of September 28, 2013, provisions for estimated probable losses with respect to legal proceedings were not considered material.  In addition, the amount we estimated for possible losses was between $30 million and $50 million.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment.  There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities.  Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc. (“Tessera”)

In 2006, Tessera initiated a patent infringement lawsuit against us and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera then filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against us and numerous other parties.  During the ITC proceedings, the District Court action was stayed.  On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired.  The patents asserted by Tessera in both the ITC and District Court actions, which relate to ball grid array packaging technology, expired in September 2010.  The Court of Appeal subsequently affirmed the ITC’s decision and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

In January 2012, the District Court proceedings were revived in California.  The Court has appointed a special master to advise it on technical issues whose report is expected by the end of the year.  Trial is tentatively scheduled for August 25, 2014.

We and our subsidiaries are also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

All pending claims and litigation proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to prosecute and defend.  The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible, including the risk of an injunction.  The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one time license fees or ongoing royalties, which could adversely impact our product gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the focus of employees involved in such litigation with regard to the work they normally perform for us.  From time to time we may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement. The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs. Furthermore, the settlement of any intellectual property proceeding may require us to grant a license to certain of our intellectual property rights to the other party under a cross license agreement. If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected. In addition, from time to time we are approached by holders of intellectual property to engage in discussions about our obtaining licenses to their intellectual property. We will disclose the nature of any such discussion if we believe that (i) it is probable an intellectual property holder will assert a claim of infringement, (ii) there is a reasonable possibility the outcome (assuming assertion) will be unfavorable, and (iii) the resulting liability would be material to our financial condition. We also constantly review the merits of litigation and claims which we are facing and decide to make an accrual when we are able to reasonably determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. To date, we have not determined on such basis that any of the litigation or claims which we are facing gives rise to a probable material liability, singly or in the aggregate.

Related Party Transactions

One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor and one of the members of our Supervisory Board is a member of the Supervisory Board of BESI.  A former member of our Supervisory Board, whose mandate ended in June 2013, is a director of Oracle Corporation (“Oracle”) and Flextronics International.  One of our executive officers, who resigned effective March 31, 2013, is a member of the Board of Directors of Soitec and Adecco.  Adecco, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company.  We have also conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics.  From time to time, we enter into transactions with subsidiaries of certain of our significant shareholders or other companies in which they invest (including but not limited to:  Adecco, Areva, Altis, BESI, Flextronics, Oracle, Orange and Technicolor).  Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members or, where applicable, the executive officer concerned, and we believe that they are made in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars.  However, revenues for some of our products (primarily our dedicated products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar.  As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars.  Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products.  Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located.  Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations:  in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar.  On the other hand, our results are favorably impacted when the dollar strengthens.  The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues.  Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts.  We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our Consolidated Statements of Income for the three months ended September 28, 2013 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective exchange rate was $1.31 for the third quarter of 2013 and $1.30 for €1.00 for the second quarter of 2013 while it was $1.29 for €1.00 for the third quarter of 2012.  Our effective average exchange rate was $1.30 for €1.00 for the first nine months of 2013 compared to $1.31 for €1.00 in the first nine months of 2012.  These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances.  As of September 28, 2013, the outstanding hedged amounts were €611 million to cover manufacturing costs and €452 million to cover operating expenses, both at an average exchange rate of about $1.34 for €1.00 (considering the options and the collars at strike), maturing over the period from October 1, 2013 to September 2, 2014.  As of September 28, 2013, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred profit of approximately $35 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit of approximately $24 million before tax at December 31, 2012.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of September 28, 2013, the outstanding hedged amounts were SGD 199 million at an average exchange rate of about SGD 1.25 to $1.00 maturing over the period from October 1, 2013 to September 4, 2014.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter.  In the third quarter of 2013, as a result of our cash flow hedging, we recorded a net profit of $4 million, consisting of a profit of about $2 million to R&D expenses and a profit of about $2 million to costs of goods sold, while in the third quarter of 2012, we recorded a net loss of $32 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments.  We may in the future purchase or sell similar types of instruments.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.  Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment.  No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.  Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.  The net effect of our consolidated foreign exchange exposure resulted in a net gain of $2 million recorded in “Other income and expenses, net” in our Consolidated Statements of Income for the third quarter of 2013.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate.  Income and expenses, as well as cash flows, are translated at the average exchange rate for the period.  The Balance Sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency.  Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.  At September 28, 2013, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables) and bank fees (including fees on committed credit lines).  Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income.  Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities mainly consist of European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.  On March 17, 2013, we repaid with available cash the residual Euro 350 million outstanding 2013 Senior Bonds (the “2013 Senior Bonds”) with a principal amount at issuance of Euro 500 million.

At September 28, 2013, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.22%.  At the same date, the average interest rate on our outstanding debt was 0.93%.

Impact of Changes in Equity Prices

As of September 28, 2013, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices.  However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity method investments.  See Note 18 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls.  The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.  Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office.  The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated single A long-term rating, meaning at least A3 from Moody’s Investor Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better.  Marginal amounts are held in other currencies.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first nine months of 2013, our net cash decreased by $816 million, due to the net cash used in investing and financing activities exceeding the net cash from operating activities, primarily due to the repayment of the residual outstanding 2013 Senior Bonds in the amount of $455 million, net payments for tangible assets and the dividend payments.

The components of our cash flow for the comparable periods are set forth below:

	Nine Months Ended
	September 28, 2013	September 29, 2012
	(In millions)
Net cash from operating activities	$96	$360
Net cash used in investing activities	(234)	(289)
Net cash used in financing activities	(658)	(271)
Effect of changes in exchange rates	(20)	(26)
Net cash decrease	$(816)	$(226)

Net cash from operating activities.  The net cash from operating activities in the first nine months of 2013 was $96 million, decreasing compared to $360 million in the prior year period.  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items ($150 million in the first nine months of 2013 compared to $55 million in the prior year period) and (ii) changes in assets and liabilities (a negative $54 million in the first nine months of 2013 compared to positive $305 million in the prior year period).  The decrease in net cash from operating activities in the first nine months of 2013 compared to the year-ago period is mainly due to the less favorable changes in assets and liabilities, which was partially balanced by the net loss adjusted for non-cash items.  Changes in assets and liabilities generated a lower amount of cash, mainly due to a negative change in trade receivables and inventories.  Furthermore, the negative trend in trade receivables also included an unfavorable net cash impact of $31 million, deriving from the sales, with no recourse, of trade and other receivables, compared to a favorable $71 million in the first nine months of 2012.

Net cash used in investing activities.  Investing activities used $234 million of cash in the first nine months of 2013, mainly due to payments for the purchase of tangible assets and for intangible and financial assets, partially offset by the proceeds from the sale of marketable securities.  Payments for purchase of tangible assets, net of proceeds, totaled $398 million, flat compared to the prior year period.  Investing activity in the first nine months of 2012 used $289 million, mainly due to the payments for tangible, intangible and financial assets, partially balanced by the net cash from proceeds of the sale of certain marketable securities.

Net cash used in financing activities.  Net cash used in financing activities was $658 million in the first nine months of 2013, increasing compared to the $271 million used in the first nine months of 2012, mainly due to the $455 million repayment of the residual outstanding 2013 Senior Bonds.  The amount for the first nine months of 2013 included $257 million in dividends paid to stockholders, compared to $266 million paid in the first nine months of 2012.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, which are considered as temporary financial investments.  The result of this definition is ultimately net cash from operating activities plus payment for purchase of tangible and intangible assets and payment for business acquisitions.  We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities.  Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, the net cash from (used in) financing activities and the effect of changes in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies.  Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended	Nine Months Ended
	September 28, 2013	September 28, 2013	September 29, 2012
	(In millions)	(In millions)
Net cash from operating activities	$14	$96	$360
Net cash used in investing activities	(7)	(234)	(289)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, restricted cash, net and net cash from joint ventures deconsolidation	(79)	(132)	(183)
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(86)	(366)	(472)
Free Cash Flow (non U.S. GAAP measure)	$(72)	$(270)	$(112)
_____________
(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the operating investing activities:  Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible and financial assets, Proceeds from sale of intangible, financial assets and businesses.

Free Cash Flow was negative $270 million in the first nine months of 2013, deteriorating compared to negative $112 million used in the first nine months of 2012, due primarily to lower cash generated from operating activities.

Net Financial Position (non U.S. GAAP measure).

Our Net Financial Position represents the balance between our total financial resources and our total financial debt.  Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Balance Sheets.  Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness, which included 50% of ST-Ericsson’s indebtedness up to September 1, 2013 when we deconsolidated ST-Ericsson. Consequently, we have in prior periods presented the Net Financial Position attributable to ST (“ST Net Financial Position”), which did not include the ST-Ericsson indebtedness towards Ericsson, our partner in the JVS.  Our Net Financial Position for each period has been determined as follows from our Balance Sheets:

	As at
	September 28, 2013	June 29, 2013	September 29, 2012
	(In millions)
Cash and cash equivalents	$1,434	$1,583	$1,686
Marketable securities	91	189	237
Restricted cash	-	-	4
Short-term deposits	1	1	-
Total financial resources	1,526	1,773	1,927
Short-term debt	(168)	(313)	(1,260)
Long-term debt	(619)	(651)	(298)
Total financial debt	(787)	(964)	(1,558)
Net Financial Position	739	809	369
ST-Ericsson net debt to Ericsson	-	145	695
ST Net Financial Position	$739	$954	$1,064

Our Net Financial Position as of September 28, 2013 was a net cash position of $739 million, a $70 million decrease compared to our Net Financial Position of $809 million at June 29, 2013 net cash, as a result of our negative free cash flow.

Cash and cash equivalents amounted to $1,434 million as at September 28, 2013, declining sequentially from $1,583 million as a result of our cash flow evolution as presented above.

Marketable securities was composed of $91 million invested in senior debt securities at floating rate issued by primary financial institutions with an average rating of Baa1/A-/A from Moody’s, S&P and Fitch with an average maturity of less than three months.  The Floating Rate Notes are classified as available-for-sale and reported at fair value.  See Note 13 to our Consolidated Financial Statements.

Financial debt was $787 million as at September 28, 2013, composed of (i) $168 million of current portion of long-term debt and (ii) $619 million long-term debt. The breakdown of our total financial long-term debt included:  (i) $762 million in European Investment Bank loans (the “EIB Loans”), (ii) $22 million in loans from other funding programs and (iii) $3 million of capital leases. The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs.  The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 in a total amount of $341 million, of which $117 million remained outstanding as of September 28, 2013.  The second for R&D projects in Italy was drawn in U.S. dollars in 2008 in a total amount of $380 million, of which $189 million remained outstanding as of September 28, 2013. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs.  It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million. The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs; this line is currently undrawn. At September 28, 2013, the amounts available under our short-term lines of credit were unutilized.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary, issued the 2013 Senior Bonds.  The Bonds, which matured on March 17, 2013, paid a quarterly coupon rate of the three-month Euribor plus 0.40%. On March 17, 2013, we repaid at maturity with available cash the residual outstanding 2013 Senior Bonds in the amount of $455 million.

As of September 28, 2013, debt payments due by period were as follows:

	Payments Due by Period
	Total	2013	2014	2015	2016	2017	Thereafter
	(In millions)
Long-term debt (including current portion)	$787	$106	$167	$145	$136	$60	$173

On December 13, 2012, Moody’s lowered our senior debt rating from “Baa1” to “Baa2” with stable outlook. On March 15, 2013, Moody’s changed the outlook to negative from stable. On December 18, 2012, S&P lowered our senior debt rating from “BBB+” to “BBB” with negative outlook. We are also rated “BBB-” from Fitch on an unsolicited basis.

Financial Outlook

Our policy is to modulate our capital spending according to the evolution of the semiconductor market.  Based on current visibility on demand, we anticipate our capex expenditure to be approximately $500 million in 2013, to be adjusted based on demand thereafter.  The most important of our 2013 capital expenditure projects are expected to be:  (a) for our front-end facilities:  (i) in our 300-mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of the most advanced technologies;  (ii) a few selective programs of mix evolution, mainly in the area of analog processes; and (iii) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to:  (i) capacity growth on certain package families, mainly in the area of MEMS, to sustain market demand; (ii)  modernization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to changes in demand.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization.  We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we recently signed with the French Government a new funding program called “Nano2017”, which will provide funding for our activities in the region of Grenoble, over the period 2013 to 2017, subject to regulatory approvals.

We have an equity investment in 3Sun.  Under certain circumstances of evolution of the 3Sun joint venture and its business, there may be a need to provide additional resources to 3Sun.

Furthermore, as a result of the exit from the ST-Ericsson joint venture, we have launched a number of restructuring initiatives aimed at repositioning the Company for the “post-ST-Ericsson” period. We estimate that the cash to be incurred to complete the overall plan – including our share of the final liquidation of ST-Ericsson and the other restructuring initiatives – will be in the range of $130 million to $170 million.

While our cash flow was negative in the third quarter of 2013, we expect to have a positive Free Cash Flow in the fourth quarter of 2013 based on current market visibility.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of:  operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; our 50% share of the liquidation costs of ST-Ericsson; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at September 28, 2013.

Backlog and Customers

During the third quarter of 2013, our bookings plus frame orders, excluding the Wireless product line, decreased compared to the second quarter of 2013, reflecting lower demand in several product lines.  We entered the fourth quarter of 2013 with a backlog lower than the level we had when entering the third quarter of 2013, excluding the Wireless product line.  Backlog (including frame orders) is subject to possible cancellation, push back and a lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the first nine months of 2013, Samsung group represented approximately 10% of our total net revenues while no customer accounted for more than 10% of our total net revenues in the first nine months of 2012.  There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods.  If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report.  Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report.  In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken.  This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F.  The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee.  The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary.  Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls (including those at ST-Ericsson) were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements.  It can provide only reasonable assurance regarding financial statement preparation and presentation.  Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview— Business Outlook” and in “Liquidity and Capital Resources—Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•
unanticipated events or circumstances which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs which benefit from public funding;

•	future events or circumstances which may require a higher than anticipated cash injection concerning the wind-down of our ST-Ericsson joint venture;

•	the loading and the manufacturing performances of our production facilities;

•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

•	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macro-economic or regional events, military conflict, social unrest or terrorist activities;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•	the possibility of widespread financial and business disruption on account of a default by the U.S. on U.S. government financial obligations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Some of these risk factors are set forth and are discussed in more detail in “Item 3.  Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3.  Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	September 28,	September 29,
In millions of U.S. dollars except per share amounts	2013	2012

Net sales	2,005	2,119
Other revenues	8	47
Net revenues	2,013	2,166
Cost of sales	(1,361)	(1,413)
Gross profit	652	753
Selling, general and administrative	(253)	(274)
Research and development	(423)	(578)
Other income and expenses, net	78	20
Impairment, restructuring charges and other related closure costs	(120)	(713)
Operating loss	(66)	(792)
Interest expense, net	(2)	(8)
Income (loss) on equity-method investments	(8)	(4)
Loss before income taxes and noncontrolling interest	(76)	(804)
Income tax expense	(49)	(25)
Net loss	(125)	(829)
Net loss (income) attributable to noncontrolling interest	(17)	351
Net loss attributable to parent company	(142)	(478)

Earnings per share (Basic) attributable to parent company stockholders	(0.16)	(0.54)
Earnings per share (Diluted) attributable to parent company stockholders	(0.16)	(0.54)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(Unaudited)
	September 28,	September 29,
In millions of U.S. dollars except per share amounts	2013	2012

Net sales	6,042	6,269
Other revenues	25	62
Net revenues	6,067	6,331
Cost of sales	(4,115)	(4,246)
Gross profit	1,952	2,085
Selling, general and administrative	(817)	(876)
Research and development	(1,409)	(1,828)
Other income and expenses, net	84	55
Impairment, restructuring charges and other related closure costs	(263)	(788)
Operating loss	(453)	(1,352)
Interest expense, net	(2)	(26)
Loss on equity-method investments	(111)	(13)
Gain on financial instruments, net	-	3
Loss before income taxes and noncontrolling interest	(566)	(1,388)
Income tax expense	(29)	(11)
Net loss	(595)	(1,399)
Net loss (income) attributable to noncontrolling interest	131	669
Net loss attributable to parent company	(464)	(730)

Earnings per share (Basic) attributable to parent company stockholders	(0.52)	(0.82)
Earnings per share (Diluted) attributable to parent company stockholders	(0.52)	(0.82)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	September 28,	September 29,
In millions of U.S. dollars	2013	2012

Net loss	(125)	(829)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	83	90
Foreign currency translation adjustments	83	90
Unrealized gains (losses) arising during the period	-	2
Unrealized gains (losses) on securities	-	2
Unrealized gains (losses) arising during the period	32	31
Less : reclassification adjustment for (income) losses included in net loss	(6)	24
Unrealized gains (losses) on derivatives	26	55
Net gains (losses) arising during the period	4	(1)
Defined benefit pension plans	4	(1)
Other comprehensive income (loss), net of tax	113	146
Comprehensive income (loss)	(12)	(683)
Less : comprehensive income (loss) attributable to noncontrolling interest	17	(341)
Comprehensive income (loss) attributable to the company's stockholders	(29)	(342)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	(Unaudited)
	September 28,	September 29,
In millions of U.S. dollars	2013	2012

Net loss	(595)	(1,399)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	54	-
Foreign currency translation adjustments	54	-
Unrealized gains (losses) arising during the period	1	6
Unrealized gains (losses) on securities	1	6
Unrealized gains (losses) arising during the period	26	17
Less : reclassification adjustment for (income) losses included in net loss	(21)	56
Unrealized gains (losses) on derivatives	5	73
Net gains (losses) arising during the period	5	3
Defined benefit pension plans	5	3
Other comprehensive income (loss), net of tax	65	82
Comprehensive income (loss)	(530)	(1,317)
Less : comprehensive income (loss) attributable to noncontrolling interest	(134)	(660)
Comprehensive income (loss) attributable to the company's stockholders	(396)	(657)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	As at
	September 28,	December 31,
In millions of U.S. dollars	2013	2012
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,434	2,250
Short-term deposits	1	1
Marketable securities	91	238
Trade accounts receivable, net	1,181	1,005
Inventories	1,316	1,353
Deferred tax assets	221	137
Assets held for sale	17	-
Other current assets	539	518
Total current assets	4,800	5,502
Goodwill	99	141
Other intangible assets, net	218	213
Property, plant and equipment, net	3,193	3,481
Non-current deferred tax assets	373	414
Restricted cash	-	4
Long-term investments	73	119
Other non-current assets	568	560
	4,524	4,932
Total assets	9,324	10,434

Liabilities and equity
Current liabilities:
Short-term debt	168	630
Trade accounts payable	898	797
Other payables and accrued liabilities	944	942
Dividends payable to stockholders	-	89
Deferred tax liabilities	-	11
Accrued income tax	71	86
Total current liabilities	2,081	2,555

Long-term debt	619	671
Post-retirement benefit obligations	449	477
Long-term deferred tax liabilities	13	14
Other long-term liabilities	356	353
	1,437	1,515
Total liabilities	3,518	4,070

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,695,805 shares issued, 890,586,025 shares outstanding)	1,156	1,156
Capital surplus	2,572	2,555
Retained earnings	1,291	1,959
Accumulated other comprehensive income	922	794
Treasury stock	(213)	(239)
Total parent company stockholders’ equity	5,728	6,225
Noncontrolling interest	78	139
Total equity	5,806	6,364

Total liabilities and equity	9,324	10,434
The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 28,	September 29,
In millions of U.S. dollars	2013	2012

Cash flows from operating activities:
Net loss	(595)	(1,399)
Items to reconcile net loss and cash flows from operating activities:
Depreciation and amortization	685	835
Gain on financial instruments, net	-	(3)
Gain on sale of businesses	(80)	-
Non-cash stock-based compensation	16	5
Other non-cash items	(70)	(70)
Deferred income tax	(59)	(66)
Loss on equity-method investments	111	13
Impairment, restructuring charges and other related closure costs, net of cash payments	142	740
Changes in assets and liabilities:
Trade receivables, net	(183)	5
Inventories, net	(22)	48
Trade payables	57	211
Other assets and liabilities, net	94	41
Net cash from operating activities	96	360

Cash flows from investing activities:
Payment for purchase of tangible assets	(409)	(412)
Proceeds from sale of tangible assets	11	14
Payment for purchase of marketable securities	-	(150)
Proceeds from sale of marketable securities	150	330
Release of restricted cash	3	3
Net cash variation for joint ventures deconsolidation	(21)	-
Payment for purchase of intangible and financial assets	(60)	(87)
Proceeds from sale of intangible and financial assets	-	14
Proceeds received in sale of businesses	92	-
Payment for business acquisitions, net of cash and cash equivalents acquired	-	(1)
Net cash used in investing activities	(234)	(289)

Cash flows from financing activities:
Proceeds from long-term debt	6	14
Proceeds from short-term borrowings	145	315
Repurchase / repayment of issued debt	(455)	(219)
Repayment of short-term borrowings	(35)	(20)
Repayment of long-term debt	(60)	(85)
Decrease in short-term facilities	-	(6)
Dividends paid to stockholders	(257)	(266)
Other financing activities	(2)	(4)
Net cash used in financing activities	(658)	(271)
Effect of changes in exchange rates	(20)	(26)
Net cash decrease	(816)	(226)
Cash and cash equivalents at beginning of the period	2,250	1,912
Cash and cash equivalents at end of the period	1,434	1,686

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In millions of U.S. dollars, except per share amounts
					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2011 (Audited)	1,156	2,544	(271)	3,504	670	393	7,996
Stock-based compensation expense		11	32	(32)			11
Contribution of noncontrolling interest						765	765
Comprehensive income (loss):
Net loss				(1,158)		(1,030)	(2,188)
Other comprehensive income (loss), net of tax					124	16	140
Comprehensive income (loss)							(2,048)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(355)			(355)
Balance as of December 31, 2012 (Audited)	1,156	2,555	(239)	1,959	794	139	6,364
Stock-based compensation expense		17	26	(26)			17
Joint ventures deconsolidation					60	73	133
Comprehensive income (loss):
Net loss				(464)		(131)	(595)
Other comprehensive income (loss), net of tax					68	(3)	65
Comprehensive income (loss)							(530)
Dividends, $0.20 per share				(178)			(178)
Balance as of September 28, 2013 (Unaudited)	1,156	2,572	(213)	1,291	922	78	5,806

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, The Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 30, 2013, its second quarter ended on June 29 and its third quarter ended on September 28. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2012. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2013.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•
valuation at fair value of assets acquired/sold in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets, including equity investments,

•	restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations, and

•
determination of the tax rate estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and assessment of provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2013

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In February 2013, the FASB issued a guidance clarifying the scope of disclosures about offsetting assets and liabilities by limiting such scope to derivatives, repurchase agreements and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting agreement. The Company adopted the new guidance in 2013, which did not have a significant impact on the Company’s disclosures.

In February 2013, the FASB issued new guidance on reporting amounts reclassified out of accumulated other comprehensive income. The new guidance requires that the effect of significant amounts reclassified from each component of accumulated other comprehensive income be presented either in a single note or parenthetically on the face of the financial statements, based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The Company adopted the new guidance in 2013 and reported amounts reclassified out of accumulated other comprehensive income in Note 12.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In March 2013, the FASB issued new guidance on obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. An entity should recognize the respective portion of the obligation it agrees to pay among its co-obligors and assess any additional amounts it expects to pay related to amounts borrowed by its co-obligors applying the measurement principles of the contingencies model under ASC 450. Enhanced disclosures similar to those required for financial guarantees will be required for those obligations. The guidance is effective for interim and annual periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt the new guidance when effective and does not expect any significant impact of this adoption.

In March 2013, the FASB issued clarified guidance on whether, when and how to release cumulative translation adjustment (CTA) into earnings in various deconsolidation and consolidation transactions. Complete or substantially complete liquidation of a foreign entity is required to release CTA for transactions occurring within a foreign entity. Transactions impacting investments in the foreign entity may result in a full or partial release of CTA even though complete or substantially complete liquidation of the foreign entity has not occurred. For transactions involving step acquisitions, the CTA associated with the previous equity-method investment will be fully released when control is obtained and consolidation occurs. The guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The Company will adopt the guidance when effective.

In April 2013, the FASB issued clarified guidance on when and how to apply the liquidation basis of accounting. An entity is required to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when: (i) a plan for liquidation has been approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or the entity will return from liquidation or; (ii) a plan for liquidation is imposed by other forces, and the likelihood is remote that the entity will return from liquidation. An entity applying the liquidation basis of accounting will measure and present assets at the estimated amount of cash proceeds or other consideration that it expects to collect in settling or disposing of those assets in carrying out its plan for liquidation. Liabilities will be measured in accordance with generally accepted accounting principles that apply to those liabilities. The guidance is effective for annual and interim reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt the guidance when effective and is currently evaluating the impact it may have on its financial position and results of operations.

In  July 2013, the FASB issued guidance on how to present an unrecognized tax benefit (“UTB”) when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the new guidance, UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized. The new guidance must be adopted prospectively, but optional retrospective adoption for all periods presented is allowed. The guidance is effective for annual and interim reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt the guidance when effective and is currently evaluating the impact it may have on its consolidated financial statements.

In July 2013, the FASB updated hedging guidance to allow Fed Funds (or overnight index swap rate) as a benchmark interest rate for hedge accounting purposes. Prior guidance had explicitly prohibited the use of this rate as a benchmark rate when an entity had designated the risk of changes in fair value or cash flows of financial assets and financial liabilities due to the changes in the benchmark interest rate as the risk being hedged in fair value or cash flow hedges.  In addition, the new guidance eliminates the need to designate the same benchmark interest rate for similar hedges. The new guidance is effective immediately and may be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company adopted the guidance and the new guidance has no material impact on its financial position and results of operations.

6.	Revenues Under Multiple Deliverable Arrangements

The Company, from time to time, enters into agreements with multiple deliverables. The Company entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of license and process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual and past revenues for multiple deliverable arrangements are:

In millions of U.S. dollars	2010	2011	2012	2013

Licenses and process documentation	29	56	9	-
Training and support services	28	14	9	2

Total Revenues under Multiple Deliverable Arrangements	57	70	18	2

Due to the long nature of some of the payments in these  agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Research and development funding	9	19	29	61
Phase-out and start-up costs	(1)	-	(1)	-
Exchange gain, net	2	3	6	4
Patent costs, net of reversals for unused provisions	(12)	1	(27)	(15)
Gain on sale of businesses and non-current assets	81	-	83	8
Other, net	(1)	(3)	(6)	(3)

Total Other income and expenses, net	78	20	84	55

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

 Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 25.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets increased in the third quarter of 2013, mainly due to the sale of businesses and non-current assets associated with the Global Navigation Satellite System (GNSS) and with the sale of Portland Compiler Group (PGI).

8.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the third quarter and in the first nine months of 2013 are summarized as follows:

	Three months ended on September 28, 2013
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

ST-Ericsson exit	(4)	(4)	3	(5)
Digital restructuring plan	(2)	-	-	(2)
$600-650 million net opex plan	-	(22)	-	(22)
Manufacturing consolidation	(29)	(6)	-	(35)
Annual impairment test	(56)	-	-	(56)
Total	(91)	(32)	3	(120)

	Nine months ended on September 28, 2013
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

ST-Ericsson restructuring plans	-	(6)	(3)	(9)
ST-Ericsson exit	(17)	(69)	-	(86)
Digital restructuring plan	(2)	(1)	-	(3)
$600-650 million net opex plan	-	(69)	-	(69)
Manufacturing consolidation	(29)	(6)	-	(35)
Annual impairment test	(56)	-	-	(56)
Other restructuring initiatives	-	(5)	-	(5)
Total	(104)	(156)	(3)	(263)

Impairment, restructuring charges and other related closure costs incurred in the third quarter and in the first nine months of 2012 are summarized as follows:
	Three months ended on September 29, 2012
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(13)	-	-	(13)
ST-Ericsson cost savings plan	-	(1)	-	(1)
ST-Ericsson April 2012 restructuring plan	-	(5)	-	(5)
Annual impairment test	(694)	-	-	(694)
Total impairment, restructuring charges and other related closure costs	(707)	(6)	-	(713)

	Nine months ended on September 29, 2012
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(21)	-	(2)	(23)
ST-Ericsson restructuring plan	-	(1)	-	(1)
ST-Ericsson cost savings plan	-	(11)	(9)	(20)
ST-Ericsson April 2012 restructuring plan	-	(44)	(6)	(50)
Annual impairment test	(694)	-	-	(694)
Total impairment, restructuring charges and other related closure costs	(715)	(56)	(17)	(788)

Impairment charges

The Company recorded in the first nine months of 2013 impairment charges amounting to $104 million, of which $56 million, as part of the annual impairment test, on Digital Convergence Group goodwill ($38 million) and dedicated intangible assets ($18 million) and $29 million on certain long-lived assets as part of the Company’s manufacturing consolidation. There was also a $17 million impairment primarily related to long-lived assets as part of the exit of ST-Ericsson.

The Company recorded in the first nine months of 2012 impairment charges amounting to $715 million of which, as part of the annual impairment test: (i) a $690 million impairment on Wireless goodwill and (ii) a $4 million impairment on certain intangibles.  There was also a $21 million impairment on the Carrollton building and facilities.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at September 28, 2013 are summarized as follows in millions of U.S. dollars:

	ST-Ericsson exit	ST-Ericsson restructuring plans	$600-650 million net opex plan	Digital restructuring plan	Manufacturing restructuring plan	Manufacturing consolidation	Other restructuring initiatives	Total
Provision as at December 31, 2012	8	59	-	12	3	-	9	91
Charges incurred in 2013	100	12	69	1	-	6	5	193
Adjustments for unused provisions	(31)	(3)						(34)
Amounts paid	(30)	(56)	(25)	(6)	-	-	(4)	(121)
Currency translation effect	(1)		1					-
ST-Ericsson break-up and deconsolidation	(46)	(12)					6	(52)
Provision as at September 28, 2013	-	-	45	7	3	6	16	77

•	ST-Ericsson exit

On March 18, 2013, in connection with the planned transfer of parts of ST-Ericsson to the parent companies, ST-Ericsson announced a restructuring plan aiming at reducing its workforce by 1,600 employees worldwide. In the first nine months of 2013, the Company recorded, before ST-Ericsson deconsolidation, $69 million restructuring charges, primarily related to employee termination benefits, net of an adjustment of $31 million mainly resulting from a significant reduction of estimated restructured employees in Sweden compared to the first quarter of 2013, as part of the exit of ST-Ericsson.

•	ST-Ericsson restructuring plans

The Company recorded in the first nine months of 2013, before ST-Ericsson deconsolidation, net restructuring charges totaling $9 million, in relation to the ST-Ericsson restructuring plans.

•	$600-650 million net opex plan

Further to the announcement on December 10, 2012 to reduce the Company’s net operating expenses comprised of combined selling, general and administrative and research and development expenses, net of other income and expenses, to the level of $600 million to $650 million on a quarterly basis by the beginning of 2014, the Company committed restructuring actions in the first nine months of 2013. The Company recorded $69 million restructuring charges corresponding to employee termination benefits in the first nine months of 2013.

•	Digital restructuring plan

In October 2012, the Company announced a savings plan, impacting primarily the Digital Convergence Group product line, designed to achieve $150 million in annual savings upon completion by the end of 2013. The restructuring plan may affect up to 500 jobs, including contractors and attritions. The Company recorded $1 million restructuring charges in the first nine months of 2013.

•	Manufacturing consolidation

In July 2013, the Company announced that it will wind down certain 6-inch manufacturing lines and consolidate back-end activities in China to Shenzhen. As part of this restructuring plan, the Company recorded $6 million restructuring charges corresponding to employee termination benefits in the first nine months of 2013.

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan, which was expected to result in pre-tax charges in the range of $270 million to $300 million, resulted in a total charge of $313 million. This plan is now completed.

The Digital restructuring plan is expected to result in a total pre-tax charge of $25 million to $30 million, of which $14 million have been incurred as of September 28, 2013. The plan is expected to be completed in 2013.

The $600-650 million net opex plan resulted in $69 million charge incurred as of September 28, 2013. The plan is currently expected to be completed in 2014.

Upon the ST-Ericsson deconsolidation as of August 31, 2013, all the ST-Ericsson restructuring plans have been deconsolidated by the Company.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

9.	Interest Expense, Net

Interest expense, net consisted of the following:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Income	2	2	16	10
Expense	(4)	(10)	(18)	(36)

Total interest expense, net	(2)	(8)	(2)	(26)

Net interest included charges related to the sale of trade and other receivables. In 2013, it also included a one-time interest payment received with respect to a U.S. tax refund in the second quarter of 2013.

10.	Income Tax Expense

Income tax expense is as follow:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Income tax expense	(49)	(25)	(29)	(11)

In the third quarter of 2013, income tax has been estimated adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. In addition, a valuation allowance of $23 million on the deferred tax assets registered in Canada was registered, driven by the significant decrease in the Canadian business operations.

11.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, non-vested shares granted and the conversion of convertible debt.

	Three months ended		Nine months ended
In millions of U.S. dollars, except share and per share amounts	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Basic income (loss) per share:

Net income (loss)	(142)	(478)	(464)	(730)
Weighted average shares outstanding	890,544,066	887,783,892	889,177,211	886,279,698

Income (loss) per share (basic)	(0.16)	(0.54)	(0.52)	(0.82)

Diluted income (loss) per share:

Net income (loss)	(142)	(478)	(464)	(730)
Convertible debt interest	-	-	-	-
Net income (loss) adjusted	(142)	(478)	(464)	(730)
Weighted average shares outstanding	890,544,066	887,783,892	889,177,211	886,279,698

Dilutive effect of nonvested shares	-	-	-	-

Dilutive effect of convertible debt	-	-	-	-

Number of shares used in calculating income (loss) per share	890,544,066	887,783,892	889,177,211	886,279,698

Income (loss) per share (diluted)	(0.16)	(0.54)	(0.52)	(0.82)

As of September 28, 2013, there were outstanding stock options exercisable into the equivalent of 8,429,546 common shares.

12.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the period ended September 28, 2013:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2012	24	(4)	(158)	932	794
Other Comprehensive Income (loss) before reclassifications	26	1	5	54	86
Amounts reclassified from AOCI	(18)	-	-	-	(18)
Impact of ST-Ericsson deconsolidation	-	-	9	51	60
Other comprehensive income (loss) for the nine months ended September 28, 2013	8	1	14	105	128
September 28, 2013	32	(3)	(144)	1,037	922

Items reclassified out of Accumulated Other Comprehensive Income for the period ended September 28, 2013 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	10	Cost of sales
Foreign exchange derivative contracts	1	Selling, general and administrative
Foreign exchange derivative contracts	11	Research and development
	(1)	Income tax expense
	21	Net of tax
Available-for-sale securities
Realized gain on sale of securities		Other income and expenses, net
Other-than-temporary impairment charge		Other-than-temporary impairment charge and realized gains on financial assets
		Income tax benefit (expense)
		Net of tax
Defined benefit pension plan items
Amortization of prior service costs		(1)
Amortization of actuarial gains (losses)		(1)
Amortization of prior service cost included in net periodic pension cost		(1)
		Income tax benefit (expense)
		Net of tax
Foreign currency translation adjustments
Sale of foreign entity	-
Total reclassifications for the period	21	Net of tax
Attributable to non-controlling interest	(3)
Attributable to the Company’s stockholders	18

(1)	These items are included in the computation of net periodic pension cost, as described in Note 21.

13.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at September 28, 2013 and December 31, 2012 are detailed in the table below:

In millions of U.S. dollars	December 31, 2012	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	September 28, 2013
Debt securities issued by the U.S. Treasury	150	-	(150)	-	-	-	-
Senior debt Floating Rate Notes issued by financial institutions	88	-	-	1	-	2	91
Total	238	-	(150)	1	-	2	91
*Other Comprehensive Income

All securities are classified as available-for-sale and recorded at fair value as at September 28, 2013, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity, except for those changes deemed to be other-than-temporary impairment.

Out of the three investment positions in Senior debt Floating Rate Notes, one security is in an unrealized loss position, which has been considered as temporary. For all investments, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 0.26 years on average and the securities have an average rating of A-/Baa1/A, the Company expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments and the cumulative change in fair value is recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

The debt securities are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at September 28, 2013, since they represent investments of funds available for current operations.

14.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

In millions of U.S. dollars	As at September 28, 2013	As at December 31, 2012

Trade accounts receivable	1,191	1,015
Provision for doubtful accounts	(10)	(10)

Total trade accounts receivable, net	1,181	1,005

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at September 28, 2013, $64 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $506 million for the first nine months of 2013, with a financial cost totaling $2 million, reported on the line “Interest expense, net” on the consolidated statement of income for the nine months ended September 28, 2013.

15.	Inventories, Net

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

In millions of U.S. dollars	As at September 28, 2013	As at December 31, 2012
Raw materials	80	78
Work-in-process	849	941
Finished products	387	334

Total Inventories	1,316	1,353

16.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Sense & Power and Automotive (SPA)	Embedded Processing Solutions (EPS)	Others	Total
December 31, 2012	12	124	5	141
Sale of business	-	-	(5)	(5)
Impairment loss	-	(38)	-	(38)
Foreign currency translation	-	1	-	1
September 28, 2013	12	87	0	99

Goodwill allocation has been presented following the change in the segment organization in 2013.

The Company reviews goodwill for impairment annually during its third quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The goodwill impairment test involves a two-step process. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, the Company must perform the second step of the impairment test to measure the amount of impairment loss. In the second step, the reporting unit’s fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of the reporting unit’s goodwill is less than the carrying value, the difference is recorded as an impairment loss.

In determining the fair value of a reporting unit, the Company uses the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit on the basis of the most updated five-year business plan. The Company uses significant judgments and estimates in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

During the third quarter of 2013, the Company performed its annual impairment test which led to the conclusion that the goodwill related to the DCG reporting unit, part of EPS segment, was fully impaired as of September 28, 2013 resulting in an impairment loss of $38 million. Goodwill allocated to the other reporting units of the Company was not impaired as of September 28, 2013.

17.	Other intangible assets

Other intangible assets consisted of the following:

September 28, 2013	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	616	(490)	126
Contractual customer relationships	5	(5)	-
Purchased software	343	(300)	43
Construction in progress	39	-	39
Other intangible assets	74	(64)	10
Total	1,077	(859)	218

December 31, 2012	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	742	(630)	112
Contractual customer relationships	13	(11)	2
Purchased software	356	(312)	44
Construction in progress	39	-	39
Other intangible assets	104	(88)	16
Total	1,254	(1,041)	213

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Other intangible assets” consists primarily of internally developed software.

Amortization expense was $56 million and $133 million for the nine-month periods ended September 28, 2013 and September 29, 2012, respectively.

During the third quarter of 2013, an impairment test was performed on the DCG reporting unit, as detailed in Note16. Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets dedicated to the DCG reporting unit, including acquired technologies and capitalized software. Recoverability of these intangible assets was assessed based on the undiscounted future cash flows expected to result from their use. Based on management’s best estimates about future developments and scenarios of the DCG reporting unit, as well as assumptions on alternative future use, the Company concluded that the undiscounted future cash flows were less than the carrying value. Therefore, these intangible assets were considered to be impaired. The amount of the impairment loss was measured as the difference between the carrying amount of these assets and the fair value based on a discounted cash flow approach. The impairment on intangible assets totaled $18 million and was composed of $17 million impairment on acquired technologies and $1 million impairment on capitalized software.

The estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2013	14
2014	60
2015	52
2016	41
2017	24
Thereafter	27
Total	218

18.	Long-Term Investments

Long-term investments consisted of the following:

In millions of U.S. dollars	September 28, 2013	December 31, 2012
Equity-method investments	60	106
Cost-method investments	13	13
Total	73	119

Equity-method investments

Equity-method investments as at September 28, 2013 and December 31, 2012 were as follows:

	September 28, 2013		December 31, 2012
In millions of U.S. dollars, except percentages	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	-	-	9	49.0%
ST-Ericsson SA	55	50.0%	-	-
3Sun S.r.l.	5	33.3%	91	33.3%
MicroOLED SAS	-	39.6%	6	39.6%
Total	60		106

ST-Ericsson AT SA (“JVD”) and ST-Ericsson SA (“JVS”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in both ST-Ericsson Holding AG (parent of “JVS” group of companies) and ST-Ericsson AT Holding AG (parent of “JVD” group of companies) in which the Company owned respectively 50% plus a controlling share and 50% less a controlling share held by Ericsson. In 2010, ST-Ericsson Holding AG and ST-Ericsson AT Holding AG were merged in ST-Ericsson SA and ST-Ericsson AT SA respectively.

Both JVS and JVD are variable interest entities. The Company has determined that it controls JVS and therefore consolidates JVS, but that it is not the primary beneficiary of JVD and therefore accounts for its investment in JVD under the equity method.

On August 2, 2013, the Company sold its JVD shares to Ericsson for the value of its equity investment in JVD ($4 million), leading to the de-recognition of its equity investment in JVD.

On September 9, 2013, the Company sold 1 JVS share to Ericsson for its nominal value changing the ownership structure of JVS to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of JVS and as such JVS was deconsolidated from the Company’s financial statements. The deconsolidation of JVS did not result in a gain or loss for the Company. The fair value of the Company’s retained non-controlling interest was evaluated at $55 million.

Before the deconsolidation of JVS, certain assets and companies of the JVS group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a VIE. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method.

In the first nine months of 2013, the Company participated for €9.9 million in 3Sun’s capital increase.

Taking into consideration the latest business developments, the generated losses and its current financial situation, 3Sun recorded in the second quarter of 2013 an impairment charge of €159 million in addition to its operating losses, out of which $69 million was recognized by the Company. For the nine months of 2013, the line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $30 million related to 3Sun, in addition to the $69 million of impairment.  The Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity-method investment amounting to $5 million and a shareholder’s loan amounting to $29 million as at September 28, 2013 and, under certain conditions, to participate to a share capital increase up to €7 million.

Microoled S.A.S.

In the third quarter 2012, the Company invested approximately $7 million in shares of MicroOLED SAS, obtaining 39.6% of the voting rights. MicroOLED SAS is based in Grenoble and develops OLED micro-displays. The Company has determined that $4 million out of the total value of its investment is a basis difference created by the identification of technology intangibles in MicroOLED SAS. The Company accounts for its share of results in MicroOLED with a quarter lag. The value of our investment in MicroOLED as at September 28, 2013 was $4.1 million. Due to the uncertainty associated with the ability of MicroOLED to continue as a going concern, the full residual value of the investment was impaired.

Cost-method investments

Cost-method investments as at September 28, 2013 are equity securities with no readily determinable fair value. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the third quarter of 2013 and currently has no requirement or intent to provide further financial support to the joint venture.

19.	Other Non-current Assets

Other non-current assets consisted of the following:

In millions of U.S. dollars	As at September 28, 2013	As at December 31, 2012

Available-for-sale equity securities	11	10
Trading equity securities	8	8
Long-term State receivables	469	470
Long-term receivables from third parties	7	2
Long-term loans to affiliates	29	28
Prepaid for pension	9	5
Deposits and other non-current assets	35	37

Total	568	560

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

20.	Long-term debt

Long term debt consisted of the following:

In millions of U.S. dollars	September 28, 2013	December 31, 2012

Funding program loans from European Investment Bank:
0.27% due 2014, floating interest rate at Libor + 0.017%	40	40
0.29% due 2015, floating interest rate at Libor + 0.026%	19	28
0.32% due 2016, floating interest rate at Libor + 0.052%	58	77
0.59% due 2016, floating interest rate at Libor + 0.317%	103	103
0.48% due 2016, floating interest rate at Libor + 0.213%	86	114
1.37% due 2020, floating interest rate at Libor + 1.099%	100	100
1.22% due 2020, floating interest rate at Libor + 0.956%	221	221
1.04% due 2020, floating interest rate at Euribor + 0.817%	135	132
Other funding program loans:
0.54% (weighted average), due 2013-2018, fixed interest rate	5	7
1.95% (weighted average), due 2017, fixed interest rate	11	12
1.85% (weighted average), due 2018, fixed interest rate	2	-
1.06% (weighted average), due 2020, fixed interest rate	4	-
Capital leases:
6.02% (weighted average), due 2014-2017, fixed interest rate	3	5
Senior Bonds:
Due 2013, floating interest rate at Euribor + 0.40%	-	462
Total long-term debt	787	1,301
Less current portion	(168)	(630)
Total long-term debt, less current portion	619	671

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In 2010, the Company repurchased 74 thousand bonds for a total cash consideration of $98 million. In 2011, the Company repurchased around 76 thousand bonds for a total cash consideration of $107 million. The repurchased bonds have been cancelled in accordance with their terms. The residual portion of the floating rate senior bonds outstanding was repaid on March 17, 2013 from available cash.

21.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of September 28, 2013, in compliance with the U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three months ended		Nine months ended
In millions of U.S. dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Service cost	(8)	(10)	(29)	(30)
Interest cost	(7)	(8)	(22)	(25)
Expected return on plan assets	4	4	13	13
Amortization of actuarial net (loss) gain	(3)	(3)	(10)	(9)
Amortization of prior service cost	-	-	(1)	(1)
Curtailment	-	-	-	-
Settlement	-	-	-	-
Net periodic benefit cost	(14)	(17)	(49)	(52)

	Other long-term benefits		Other long-term benefits
	Three months ended		Nine months ended
In millions of U.S. dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Service cost	(1)	(1)	(3)	(2)
Interest cost	(1)	-	(2)	(2)
Amortization of actuarial net (loss) gain	-	(3)	-	(3)
Curtailment	1	-	1	-
Net periodic benefit cost	(1)	(4)	(4)	(7)

Employer contributions paid and expected to be paid in 2013 are estimated to $16 million, $1 million lower than the amount disclosed in the consolidated financial statements for the year ended December 31, 2012.

22.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 30, 2012, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $355 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2012, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend totaled $89 million and was paid in the first quarter of 2013.

The Annual General Meeting of Shareholders held on June 21, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2013 and $0.10 in the third quarter of 2013, to be paid in June and September of 2013, respectively. The first payment for Euronext Paris and Borsa Italiana, amounting to $75 million, was executed in the second quarter of 2013. The first payment for the New York Stock Exchange which was executed in July 2013 and the remaining $0.10 per share cash dividend, totaling $94 million, were paid in the third quarter of 2013.

23.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of September 28, 2013, 22,810,440 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 2,496,823 in the first nine months of 2013.

As of September 28, 2013, the Company owned a number of treasury shares equivalent to 20,109,780.

24.	Contingencies and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.  There was no major change in the nature of unrecognized tax benefits during the first nine months of 2013 with respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at September 28, 2013 and December 31, 2012 and in the consolidated statements of income for the first nine months of 2013 and 2012 are not material.

The Company is subject from time to time to tax audits in various jurisdictions; unfavorable outcomes of any ongoing tax audits could have a material impact on the Company’s future tax provisions in the periods in which these changes could occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera then filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Company and numerous other parties.  During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, in both the ITC and District Court actions, which relate to ball grid array packaging technology, expired in September 2010. The Court of Appeal subsequently affirmed the ITC’s decision and on November 28, 2011, the U.S. Supreme Court denied the defendants petition for review, and the ITC decision became final.

In January 2012, the District Court proceedings were revived in California. The Court has appointed a special master to advise it on technical issues whose report is expected by the end of the year. Trial is tentatively scheduled for August 25, 2014.

Litigation with Rambus

On December 1, 2010, Rambus filed a complaint with the ITC against the Company and numerous other parties, asserting that the Company engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus. The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. In June 2013, the Company and Rambus signed a comprehensive agreement settling and dismissing all litigation between them.

The resolution of litigation proceedings which the Company faces, including the matters referred to above, involve complex questions of fact and law. The results of legal proceedings are uncertain. Adverse determination in any of these types of disputes may have a material adverse impact on the Company’s financial results and operations. The Company currently estimates that possible losses for known claims are in the range of $30 million to $50 million.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of September 28, 2013, provisions for estimated probable losses and possible losses with respect to claims and legal proceedings were not considered material.

25.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

Foreign currency exchange risk

Currency forward contracts and options, including collars, are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or supervised by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at September 28, 2013, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	213	256
Currency collars	239	355

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	199

Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments and all the debt of the Company is at floating rate there is currently no interest rate risk.

           Other market risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk. In order to hedge the exposure to this market risk, the Company may enter into certain hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at September 28, 2013 and December 31, 2012 is presented in the table below:

In millions of U.S. dollars	As at September 28, 2013		As at December 31, 2012
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	28	Other current assets	21
Currency collars	Other current assets	8	Other current assets	8

Total derivatives designated as a hedge		36		29
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	3	Other current assets	7
Total derivatives not designated as a hedge:		3		7
Total Derivatives		39		36

In millions of U.S. dollars	As at September 28, 2013		As at December 31, 2012
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	-
Total derivatives designated as a hedge		(1)		-
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(1)		(1)
Total Derivatives		(2)		(1)

The effect on the consolidated statements of income for the three and nine months ended September 28, 2013 and September 29, 2012, respectively, and on the “Accumulated Other comprehensive Income” (“AOCI”) as reported in the statement of equity as at September 28, 2013 and December 31, 2012 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Nine months ended
	September 28, 2013	September 29, 2012		September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012
Foreign exchange forward contracts	16	(1)	Cost of sales	1	(16)	7	(23)
Foreign exchange forward contracts	2	-	Selling, general and administrative	-	(1)	1	(1)
Foreign exchange forward contracts	10	6	Research and development	2	(8)	10	(18)
Currency options	-	-	Cost of sales	-	-	-	(2)
Currency options	-	-	Research and development	-	-	-	(1)
Currency collars	4	3	Cost of sales	1	(4)	3	(13)
Currency collars	1	1	Selling, general and administrative	-	(1)	-	(3)
Currency collars	2	2	Research and development	-	(2)	1	(8)
Total	35	11		4	(32)	22	(69)

A total of $35 million gain deferred as at September 28, 2013 in AOCI is expected to be reclassified as earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first nine months of 2013 and 2012. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the three and nine months ended September 28, 2013 and September 29, 2012 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		Three months ended		Nine months ended
		September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012
Foreign exchange forward contracts	Other income and expenses, net	4	15	7	8

Total		4	15	7	8

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.
The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at September 28, 2013 assets totaling $7 million (a gross amount of recognized assets of $9 million offset with a liability of $2 million). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $31 million and liabilities of $2 million as at September 28, 2013.

26.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at September 28, 2013:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	September 28, 2013
In millions of U.S. dollars
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	61	61	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	30	30	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	35	-	35	-
Derivative instruments not designated as a hedge	2	-	2	-
Total	147	110	37	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2012:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2012
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	150	150	-	-
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	59	59	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	29	29	-	-
Equity securities classified as available-for-sale	10	10	-	-
Equity securities held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	29	-	29	-
Derivative instruments not designated as a hedge	6	-	6	-
Total	291	256	35	-

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at September 28, 2013 and December 31, 2012.

As described in Notes 8 and 16, the Company recorded a total impairment charge of $56 million on goodwill and intangible assets associated with the DCG reporting unit. The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. The Company used the income approach to measure the fair value of the reporting unit. Under the income approach, the fair value was determined based on the present value of the estimated future cash flows associated with the reporting unit. Cash flow projections were based on a plan for the DCG reporting unit that included best estimates about future developments and scenarios of the DCG business. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the business-specific characteristics and the uncertainty related to the business’s cash flows.

Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets assigned to the DCG reporting unit. The impairment on intangible assets totaled $18 million and was composed of $17 million on acquired technologies and $1 million on capitalized software. The Company used the income approach, which was based on cash flow projections expected to result from their use or potential sale. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

The table below details assets (liabilities) measured at fair value on a non-recurring basis as at September 28, 2013:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	September 28, 2013

Assets held for sale	17	-	17	-
Total

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For a level 2 fair value measurement, fair value is determined by estimates provided by brokers based on past sales of similar assets. For fair value measurements using significant unobservable inputs (level 3), fair value is estimated based on indexation of historical costs (indirect cost approach). This approach relies on the principle of substitution according to which a market participant would not pay more for an asset than the cost to replace it with an identical or similar new unit of equivalent utility. Under this approach, the fair value of the asset is determined by adjusting the asset’s replacement costs for losses in value attributable to physical, functional and economic obsolescence. For certain tangible assets classified as assets held for sale, replacement costs were deduced by trending historical purchasing and manufacturing costs less soft costs. The price index multipliers applied for indexing replacement costs were estimated based in the historical development of producer price indices.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and September 28, 2013 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2013	-
Assets held for sale	11
Sale of assets	(5)
Deconsolidation of assets	(6)
September 28, 2013	-

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and September 29, 2012 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2012	27
Sale of Paratek investment	(15)
Investments in equity securities carried at cost	1
September 29, 2012	13

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities as at September 28, 2013 and as at December 31, 2012:

		As at September 28, 2013		As at December 31, 2012
Description	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Cash and cash equivalents	1	1,434	1,434	2,250	2,250
Long-term debt				1,301	1,301
- Bank loans (including current portion)	2	787	787	839	839
- Senior Bonds	2	-	-	462	462

The table below details securities that currently are in an unrealized loss position for an immaterial amount.  The table below details securities segregated by investment type and the length of time that have been in a continuous unrealized loss position as of September 28, 2013.

	September 28, 2013
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	30	-	-	-	30	-
Total	30	-	-	-	30	-

The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of September 29, 2012.

	September 29, 2012
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	87	(1)	87	(1)
Total	-	-	87	(1)	87	(1)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

27.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets  including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

Effective January 1, 2013, the segment reporting reflects the Company’s strategy announced on December 10, 2012. The strategy takes into account the evolution of the markets the Company is in and the environment seen in the years to come and is based on the Company’s leadership in two product segments, supported by a Sales & Marketing organization with a particular focus on the major accounts, as well as expanding the Company’s penetration of the mass market and focusing on five growth drivers: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power.

The Company’s segments are as follows:

•	Sense & Power and Automotive Products (SPA), including:

o	Automotive (APG),

o	Industrial & Power Discrete (IPD),

o	Analog & MEMS (AMS), and

o	Other SPA;

•	Embedded Processing Solutions (EPS), comprised of:

o	Digital Convergence Group (DCG),

o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP),

o	Microcontrollers, Memory & Security (MMS),

o	Wireless (WPS), and

o	Other EPS.

In 2013, the Company revised its results from prior periods in accordance with the new segment structure. The preparation of segment information based on the current segment structure requires management to make estimates and assumptions in determining the operating income (loss) of the segments for the prior reporting periods. The Company believes that the revised 2012 presentation is consistent with that of 2013 and is using these comparatives when managing its segments.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including  impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, certain one-time corporate items such as the first quarter 2012 NXP arbitration award charge, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Net revenues by product segment:
Sense & Power and Automotive Products (SPA)	1,205	1,175	3,542	3,437
Embedded Processing Solutions (EPS)	802	980	2,493	2,863
Others(1)	6	11	32	31
Total consolidated net revenues	2,013	2,166	6,067	6,331

(1)	Includes revenues from the sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line:

	Three months ended		Nine months ended
In millions of U.S dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Net revenues by product lines:
Automotive (APG)	418	391	1,219	1,186
Industrial & Power Discrete (IPD)	458	459	1,353	1,328
Analog & MEMS (AMS)	329	324	970	923
Other SPA	-	1	-	-
Sense & Power and Automotive Products (SPA)	1,205	1,175	3,542	3,437
Digital Convergence Group (DCG)	163	234	576	671
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	144	85	335	337
Microcontrollers, Memory & Security (MMS)	360	296	1,010	855
Wireless (WPS)	135	359	567	994
Other EPS	-	6	5	6
Embedded Processing Solutions (EPS)	802	980	2,493	2,863
Others	6	11	32	31
Total consolidated net revenues	2,013	2,166	6,067	6,331

Operating income (loss) by product segment:

	Three months ended		Nine months ended
In millions of U.S. dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Operating income (loss) by product segment:
Sense & Power and Automotive Products (SPA)	75	114	174	303
Embedded Processing Solutions (EPS)	(18)	(175)	(333)	(701)
Total operating income (loss) of product segments	57	(61)	(159)	(398)
Others(1)	(123)	(731)	(294)	(954)
Total consolidated operating loss	(66)	(792)	(453)	(1,352)

(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, certain one-time corporate items such as the first quarter 2012 NXP arbitration award charge and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	Three months ended		Nine months ended
In millions of U.S. dollars	September 28, 2013	September 29, 2012	September 28, 2013	September 29, 2012

Reconciliation to consolidated operating loss:
Total operating income (loss) of product segments	57	(61)	(159)	(398)
Strategic and other research and development programs	(4)	(3)	(14)	(8)
Impairment, restructuring charges and other related closure costs	(120)	(713)	(263)	(788)
Unused capacity charges	-	(19)	(26)	(106)
Start-up/phase-out costs	(1)	-	(1)	-
NXP Arbitration award	-	-	-	(54)
Other non-allocated provisions(1)	2	4	10	2
Total operating loss Others	(123)	(731)	(294)	(954)
Total consolidated operating loss	(66)	(792)	(453)	(1,352)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 7, 2013	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board